UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A
or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A
For the fiscal semiannual period ended June 30, 2021
BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
120 Newport Center Drive
Newport Beach, CA 92660
(Full mailing address of principal executive offices)
(833) 419-2749
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time-to-time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:
•We can give no assurance that we will be able to successfully implement the Plan of Liquidation, as defined below, and sell our assets, pay our debts and distribute the net proceeds, if any, from the liquidation to our stockholders as we expect. If we underestimated our existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount of liquidating distributions ultimately paid to our stockholders could be less than estimated, or none at all;
•We may face unanticipated difficulties, delays or expenditures relating to our implementation of the Plan of Liquidation, which may reduce or delay our payment of liquidating distributions to our stockholders;
•We can give no assurance regarding the timing of asset dispositions in connection with implementation of the Plan of Liquidation, the sale prices we will receive for our assets and the amount and timing of liquidating distributions to be received by our stockholders;
•We may face risks associated with legal proceedings, including stockholder litigation, that may be instituted against us related to the Plan of Liquidation;
•We and our tenants are subject to risks associated with deteriorating economic conditions resulting from the novel coronavirus ("COVID-19") pandemic, including the ongoing spread of the Delta variant, and related disruptions in the real estate and financial markets;
•We and our tenants are subject to risks associated with government mandated shutdowns of colleges and universities, gyms and retail establishments in response to the COVID-19 pandemic;
•We and our tenants are subject to risks associated with public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, COVID-19;
•Risks of security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems, could adversely affect our business and results of operations;
•Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;
•Rising interest and insurance rates;
•Legislative or regulatory changes, including changes to laws governing tenant businesses and real estate investment trusts;
•Changes in student housing or other policies adopted by colleges and universities or changes in government regulations over the operation of fitness centers;
•Our dependence upon our advisor;
•The financial condition and liquidity of, or disputes with, any joint venture partners;
•Changes in U.S. generally accepted accounting principles ("GAAP");
•Potential liability for uninsured losses and environmental liabilities;
•Potential need to fund improvements or other capital expenditures out of operating cash flow;
•We may not be able to attain or maintain profitability; and
•We may not generate cash flows sufficient to meet our debt service obligations or pay any future distributions to stockholders.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes. Unless otherwise indicated, latest results discussed below are as of June 30, 2021. The condensed consolidated financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited and may not include year-end adjustments necessary to make such financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim statements of operations not misleading. As used herein, the words "we," "us," "our," and the "Company" refer to BRIX REIT, Inc.
Overview
Management’s discussion and analysis of changes in net assets or financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with GAAP as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), including Subtopic 205-30, "Liquidation Basis of Accounting," as indicated, and the rules and regulations of the Securities and Exchange Commission ("SEC"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes in net assets and related disclosure of contingent assets and liabilities under liquidation basis of accounting and/or assets, liabilities, changes in net assets and related disclosure of contingent assets and liabilities under going concern basis of accounting. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.
Our Company
BRIX REIT, Inc. was incorporated on October 30, 2017 under the laws of the State of Maryland and has invested in existing, purpose-built student housing properties in proximity to major U.S. universities and colleges, and single-tenant income-producing retail properties, including a quick service restaurant and a fitness center, located near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
Our investments in real estate constitute the ownership of fee title or interests in entities that own and operate our investments in real estate. We have made acquisitions of our real estate investments directly and indirectly through limited liability companies or limited partnerships, or through minority investments in joint ventures, partnerships, or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons.
On November 11, 2017, we filed an offering circular on Form 1-A with the SEC pursuant to Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), also known as "Reg A+," to qualify the offering of a maximum of $50,000,000 of shares of our common stock for sale to the public (the "Offering"). We obtained a notice of qualification from the SEC for this offering circular on April 16, 2018 and commenced selling our shares of common stock on April 23, 2018. Prior to January 2, 2020, we did not retain a broker-dealer to offer our shares. Rather, we offered our shares directly to the public.
On December 23, 2019, we obtained a notice of qualification from the SEC for a follow-on offering pursuant to a new offering circular on Form 1-A (the "Follow-on Offering" and collectively with the Offering, the "Offerings"), which qualified the offer and sale of up to $36,682,800 in share value of common stock, including $2,200,000 in share value of common stock pursuant to our Distribution Reinvestment Plan ("DRP"). We commenced selling our shares of common stock pursuant to the Follow-on Offering on January 2, 2020. As disclosed in our Follow-on Offering, as of January 2, 2020, North Capital Private Securities Corporation ("North Capital"), a registered broker-dealer, served as the dealer manager of our Follow-on Offering and offered shares of our common stock on a "best efforts" basis (see below for additional discussion) until March 30, 2020 when the Follow-on Offering was suspended as described below.

Offering Proceeds
Through September 14, 2020 (the last day before the approval date of the Plan of Liquidation), we had sold 2,771,168 shares of common stock for aggregate gross offering proceeds of $13,855,741, which included 116,354 shares of common stock sold under our DRP for aggregate gross proceeds of $581,769. Excluded from the 2,771,168 shares of our common stock were 200 shares purchased by our former sponsor before the Offering for an aggregate purchase price of $1,000. As discussed below, on May 22, 2020, the Company's board of directors (the "Board") did not reinstate the Follow-on Offering after considering the impact of the decline in our net asset value ("NAV") per share from $5.00 to $0.32 per share (unaudited).
We used the net proceeds from the Offerings primarily to invest, directly or indirectly, in properties and investments that met our acquisition criteria including student housing properties and single-tenant income-producing retail properties, including a quick service restaurant and a fitness center, located near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
We elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), beginning with the taxable year ended December 31, 2018 and expect to operate in a manner that would allow us to continue to qualify as a REIT for U.S. federal income tax purposes; however, we have had no taxable income since our inception and do not expect to have taxable income in future periods.
COVID-19 Pandemic
One of the most significant risks and uncertainties facing us and the real estate industry generally continues to be the effect of the ongoing public health crisis of the COVID-19 pandemic and the COVID-19 mutation into several variants, including the ongoing spread of the Delta variant. We continue to closely monitor the impact of the COVID-19 pandemic on our business and the Plan of Liquidation, as described below, including how the pandemic is affecting our ability to sell our real estate properties at the estimated times and prices we expect. The COVID-19 pandemic that began during the first quarter of 2020 has resulted in a significant impairment of the value of our real estate investments and properties (see Notes 3, 6 and 7 to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA) and our estimated NAV per share of $0.32 (unaudited) as of March 31, 2020 as compared with the $5.00 price per share in the Offerings (see "Significant Decrease in NAV and Non-reinstatement of Our Follow-on Offering, DRP or SRP" below). As such, our Board commenced an evaluation of strategic alternatives during the second quarter of 2020.
Suspension of Our Follow-on Offering, Distribution Reinvestment Plan and Share Repurchase Program
On March 30, 2020, we announced the suspension of our Follow-on Offering, our DRP and our Share Repurchase Program ("SRP") until such time, if any, that our Board determines to reinstate them, following the completion of a valuation of our real estate properties and investments. In order to evaluate the impact of the COVID-19 pandemic on the value of our real estate properties and investments, our Board engaged an independent third-party real estate advisory and consulting firm to perform an independent valuation of our real estate assets as of March 31, 2020 for the purpose of assisting our Board in determining our NAV per share.
Significant Decrease in NAV and Non-reinstatement of Our Follow-on Offering, DRP or SRP
On May 19, 2020, our Board approved and established an estimated NAV per share of our common stock of $0.32 (unaudited) which was announced on May 22, 2020 (see Current Report on Form 1-U filed with the SEC on May 22, 2020 for additional information on our estimated NAV per share). Our Board determined not to reinstate the Follow-on Offering, DRP or SRP at that time, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.

Plan of Liquidation
On August 6, 2020, our Board, including all of the independent directors, unanimously approved a plan of complete liquidation and dissolution (the "Plan of Liquidation"), subject to the approval of a majority of the holders of the outstanding shares of our common stock. Our independent directors determined that the Plan of Liquidation is the best alternative available to us given the impact of the COVID-19 pandemic on our tenants, the resulting decline in our NAV per share and debt maturities over the following 18 months. The Board, therefore, recommended that our stockholders approve the Plan of Liquidation. The Plan of Liquidation was submitted for stockholders’ approval on August 7, 2020, and on September 15, 2020, the Plan of Liquidation was approved by 76.6% of our stockholders, which represented 91.1% of votes cast. The Plan of Liquidation was intended to constitute a plan of complete liquidation of our company within the meaning of the Internal Revenue Code.
Under the Plan of Liquidation, we ceased to be a going concern, will not engage in any new business activities and will otherwise limit our activities to dispose of and convey our property, to discharge our liabilities, to distribute to our stockholders any remaining assets as well as prosecuting and defending civil, criminal or administrative suits brought by or against us, and such other activities as will enable us to settle and close our business, and to wind up our affairs. Once all liabilities have been satisfied and all remaining assets have been distributed to our stockholders, we will wind up operations and dissolve. We expect to implement the Plan of Liquidation over the period of up to 18 months following the approval of the Plan of Liquidation. On August 10, 2020, we filed a Current Report on Form 1-U covering the Plan of Liquidation with the SEC.
In August 2020, we sold both of our student housing investments in limited liability companies for $213,210 as further discussed in Note 7 to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA and engaged brokers to market our approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust ("Stadium View"), and our approximate 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware statutory trust ("ACA Illinois"), to prospective investors.
We listed the retail real estate property in Manhattan, Kansas leased to Starbucks to prospective buyers in October 2020 and the retail real estate property in Fort Worth, Texas leased to 24 Hour Fitness to prospective buyers in February 2021.
On April 20, 2021, we completed the sale of the retail property leased to Starbucks for $1,987,000, which resulted in net cash proceeds of $1,912,841, from which a paydown of the Unsecured Credit Facility, as defined below, was made in the amount of $1,699,861 on the same date. The remaining proceeds are being used to fund operating costs and for payments of liabilities. As a result, the balance outstanding under our Unsecured Credit Facility was reduced to $3,300,000.
Real Estate Investments and Investment in Unconsolidated Entities
As of June 30, 2021 and the date of filing of this report, we are continuing in our efforts to sell the 24 Hour Fitness property, our 31.6% interest in Stadium View and our 1.0% interest in ACA Illinois to prospective buyers.
Since we started marketing the 24 Hour Fitness property in February 2021, we have received letters of intent from four different prospective buyers and entered into purchase and sale agreements (each, a “PSA”) with two of these prospective buyers. The first prospective buyer who entered into a PSA was unable to obtain acceptable financing and terminated its PSA at the end of July 2021. The second prospective buyer entered into a PSA on August 26, 2021 and its financing contingency period ends on September 27, 2021. There can be no assurance that this pending sale of the 24 Hour Fitness property will be completed.
On September 23, 2021, our subsidiary that owns the 24 Hour Fitness property entered into a second loan modification agreement of the mortgage loan on the property which extended the maturity date from September 30, 2021 to November 30, 2021. If the current prospective buyer does not proceed towards closing following the end of the financing contingency period, our subsidiary will be in default if it does not negotiate and execute a new PSA with Modiv Inc. ("MODIV") by October 15, 2021 and the mortgage lender could seek to foreclose on the property. In the event of a foreclosure, the estimated liquidating distributions would be materially reduced. We have had preliminary discussions with MODIV about the possibility of buying the property given the looming debt maturity. If such a PSA is required, we and MODIV will each need approval of the independent members of our respective board of directors before a PSA can be signed, and therefore no assurances can be made regarding the completion of a sale of the property to MODIV.

While we engaged a broker to sell our student housing investments in August 2020, we have not received any acceptable offers for our 31.6% interest in Stadium View during the last 13 months. While we are negotiating a potential sale of our 1% interest in ACA Illinois with a prospective buyer, no assurances can be made regarding the completion of such a sale.
Advisory Agreements
We are externally managed by Modiv Advisors, LLC ("Advisor"), an indirect wholly-owned subsidiary of MODIV, as provided in an advisory agreement effective as of February 3, 2020 (the "Advisory Agreement"), as described in Note 9 to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA. From our company's inception through October 28, 2019, we were externally managed by Brix Student Housing Operator, LLC, the former advisor, which was wholly-owned by BrixInvest, LLC, the former sponsor and the former sponsor of MODIV, pursuant to the former advisory agreement, as further described in Note 9 to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA.
Effective October 28, 2019, we and our former advisor and former sponsor mutually agreed to terminate the former advisory agreement and we became self-managed. Effective as of February 3, 2020, we entered into the Advisory Agreement discussed above and we discontinued our interim period of internal self-management. Certain of our directors and executive officers are also directors, managers and executive officers of our Advisor and its affiliates.
Prior to February 3, 2020, we employed investor relations personnel on payroll, but through October 28, 2019, the expenses were completely reimbursed to us by our former sponsor as part of the organizational and offering services it provided to us. Our former sponsor managed its organization and the Offering and provided marketing, administrative services and the funds for investor relations. Our former sponsor was entitled to reimbursement of such expenses, but reimbursement did not exceed an amount equal to 3% of gross offering proceeds. Certain of our directors and executive officers were also former directors, managers and executive officers of our former sponsor, our former advisor and their affiliates.
Common Stock Issued and Outstanding
As of June 30, 2021, we had 2,519,265 shares of common stock issued and outstanding subject to the Plan of Liquidation. We have not made any liquidating distributions to our stockholders since September 15, 2020 when the Plan of Liquidation was approved.
Plan of Liquidation
In accordance with the Plan of Liquidation, our objectives are to (i) pursue an orderly liquidation of our company by selling all of our assets, paying our debts and our known liabilities, providing for the payment of contingent and unanticipated liabilities; (ii) distributing the net proceeds from liquidation to our stockholders; and (iii) winding up our operations and dissolving our company. While pursuing our liquidation pursuant to the Plan of Liquidation, we intend to continue to manage our portfolio of assets to maintain and, if possible, better position our remaining assets for sale.
Our expectations about the implementation of the Plan of Liquidation and the amount of any liquidating distributions that we pay to our stockholders and when we will pay them, are subject to risks and uncertainties and are based on certain estimates and assumptions, one or more of which may prove to be incorrect. As a result, the actual amount of any liquidating distributions we pay to our stockholders may be more or less than we estimate and the liquidating distributions may be paid later than we predict. There are many factors that may affect the amount of liquidating distributions we will ultimately pay to our stockholders. If we underestimate our existing obligations and liabilities, transaction fees and expenses relating to the liquidation and dissolution or if contingent or unanticipated liabilities arise, the amount of liquidating distributions ultimately paid to our stockholders could be less than estimated.

Moreover, the liquidation value will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets, in response to the real estate and finance markets, based on the amount of net proceeds received from the disposition of the remaining assets, and in response to other factors, including the effect of the prolonged COVID-19 pandemic, on our tenants and investees. Given the continued uncertainty and business disruptions from the COVID-19 pandemic, including the ongoing spread of the Delta variant, our implementation of the Plan of Liquidation may be materially and adversely impacted and this may have a material effect on the ultimate amount and timing of liquidating distributions received by stockholders. Accordingly, it is not possible to precisely predict the timing of liquidating distributions we may pay to our stockholders or the aggregate amount of liquidating distributions that we may ultimately pay to our stockholders. No assurance can be given that any liquidating distributions we pay to our stockholders will equal or exceed the estimate of net assets in liquidation presented on our unaudited condensed consolidated statement of net assets as of June 30, 2021.
Changes in Net Assets in Liquidation
Six Months Ended June 30, 2021
Net assets in liquidation increased by $585,099 for the six months ended June 30, 2021 to $1,874,886. The drivers of the changes in net assets in liquidation are as follows:
The primary reason for the increase in net assets in liquidation for the six months ended June 30, 2021 is the increase in estimated net realizable value of the 24 Hour Fitness property, which increased by $573,459 during the six months ended June 30, 2021. Such increase was primarily driven by the longer history of rent payment performance since the lease was restructured in May 2020, the shorter remaining period prior to the rental increase scheduled for April 2022 and the pending PSA.
Liquidity and Capital Resources
As described above under "Overview" and "Plan of Liquidation," on September 15, 2020, the Plan of Liquidation was approved by our stockholders. The Plan of Liquidation provides for the sale of all or substantially all of our assets. We expect to sell all or substantially all of our assets, pay all of our known liabilities, provide for contingent and unanticipated liabilities and distribute the net proceeds from liquidation to our stockholders. Our principal demands for funds during our liquidation are and will be for: the payment of operating expenses and general and administrative expenses, including expenses in connection with the Plan of Liquidation; payments under debt obligations; and payments of distributions to stockholders pursuant to the Plan of Liquidation. During our liquidation, we intend to use our cash on hand and proceeds from the sale of real estate properties as our primary sources of liquidity. To the extent available, we also intend to use cash flow generated by our real estate investments to pay liabilities and operating costs; however, all of the cash flow generated by the 24 Hour Fitness property flows to the mortgage lender, distributions from the student housing investments are limited and asset sales will further reduce cash flows from these sources during the implementation of the Plan of Liquidation. As of June 30, 2021, the outstanding principal balances of our mortgage note payable and our line of credit were $5,840,215 and $3,300,000, respectively.
We expect to substantially complete the above activities within 18 months from September 15, 2020, the day our stockholders approved the Plan of Liquidation. However, our expectations about the amount of liquidating distributions that we will pay and when we will pay them are based on many estimates and assumptions, one or more of which may prove to be incorrect. As a result, the actual amount of liquidating distributions we pay to our stockholders may be more or less than we estimate and the liquidating distributions may be paid later than we predict (see "Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors" for a discussion of other risks related to the Plan of Liquidation.
Through September 15, 2020, the approval date of the Plan of Liquidation, we had sold 2,771,168 shares of common stock in the Offerings, including 116,354 shares of common stock sold under our DRP for aggregate offering proceeds of $13,855,741. We have redeemed 361,534 shares, resulting in 2,519,265 shares outstanding as of September 15, 2020. We have not made any liquidating distributions to our stockholders from September 15, 2020 to June 30, 2021.

On September 2, 2020, we and our subsidiary that owns the retail property leased to 24 Hour Fitness, entered into a forbearance agreement with NexBank, the mortgage lender for the property, with respect to the event of default that arose under the existing Amended and Restated Loan Agreement dated October 18, 2019 (the "Loan Agreement") between us, our subsidiary and NexBank, as amended, due to 24 Hour Fitness’s bankruptcy filing in June 2020, along with related defaults for material adverse changes and our net worth covenant under the Loan Agreement (the "Forbearance Agreement"). Under the terms of the Forbearance Agreement, NexBank agreed to extend the previous three-month deferral of mortgage payments to include the months of August and September 2020, and to forbear from exercising its default remedies under the Loan Agreement provided that 24 Hour Fitness did not reject its current lease on the property in 24 Hour Fitness’s bankruptcy proceedings and made the rent payment due on October 1, 2020. On December 30, 2020, 24 Hour Fitness exited bankruptcy and assumed the lease on the property and the rent payments through September 1, 2021 have been received.
The Forbearance Agreement also accelerated the maturity date under the Loan Agreement from June 11, 2024 to September 30, 2021, and NexBank is collecting 100% of all rents paid by 24 Hour Fitness and applying the proceeds against the amount owed under the Loan Agreement (see Note 8 to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA for more details). On September 23, 2021, our subsidiary that owns the 24 Hour Fitness property entered into a second amendment of the mortgage loan on the property which extended the maturity date from September 30, 2021 to November 30, 2021. If the current prospective buyer of the 24 Hour Fitness property does not proceed towards closing following the end of the financing contingency period on September 27, 2021, our subsidiary will be in default if it does not negotiate and execute a new PSA with MODIV by October 15, 2021 and the mortgage lender could seek to foreclose on the property. In the event of a foreclosure, the estimated liquidating distributions would be materially reduced. We have had preliminary discussions with MODIV about the possibility of buying the property given the looming debt maturity. If such a PSA is required, we and MODIV will each need approval of the independent members of our respective board of directors before a PSA can be signed, and therefore no assurances can be made regarding the completion of a sale of the property to MODIV.
We have a Business Loan Agreement and Promissory Note with Pacific Mercantile Bank ("Lender") that provides for a $5,000,000 unsecured credit facility (the "Unsecured Credit Facility"), which was scheduled to mature on October 15, 2021 but was extended on September 13, 2021 and now matures on December 15, 2021 (see Note 8 to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA for more details). The $12,375,000 acquisition of the property leased to 24 Hour Fitness on June 11, 2019 was primarily funded with a mortgage loan of $6,187,500 secured by this property and a $5,000,000 draw under the Unsecured Credit Facility.
The Unsecured Credit Facility was a revolving unsecured line of credit for a maximum principal amount of $5,000,000 and was scheduled to mature on October 15, 2020, unless earlier terminated. On August 27, 2020, pursuant to a Fourth Amendment to Loan Agreement (the "Fourth Amendment"), we amended our $5,000,000 Unsecured Credit Facility with the Lender to extend the maturity date from October 15, 2020 to October 15, 2021. Under the Fourth Amendment, the parties acknowledged that there were events of default due to material adverse changes in our financial condition that have occurred and the Lender agreed to forbear from exercising its remedies with respect to events of default that existed under the Unsecured Credit Facility as of August 27, 2020 until October 16, 2021, provided there are no future defaults. In addition, the Lender has no obligation to make additional loans under the Unsecured Credit Facility. On April 20, 2021, $1,699,861 of the outstanding Unsecured Credit Facility was repaid from the proceeds from the sale of the Starbucks property sold on that date, which reduced the balance outstanding to $3,300,000. On September 13, 2021, pursuant to a Fifth Amendment to the Loan Agreement, we amended the Unsecured Credit Facility to extend the maturity date from October 15, 2021 to December 15, 2021.
In connection with the Plan of Liquidation, we engaged brokers to market our 31.6% interest in Stadium View and our minority interest in ACA Illinois to prospective investors, and our real estate properties leased to Starbucks and leased to 24 Hour Fitness to prospective buyers. The property leased to Starbucks was sold on April 20, 2021 as described in Note 6 to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA. There can be no assurance that our remaining property and investments will sell for their projected sales prices nor within our expected 18-month liquidation period, which risks are heightened as a result of the continued COVID-19 pandemic, including the ongoing spread of the Delta variant.

Cash Flows
Under the liquidation basis of accounting, a statement of cash flows is not presented for the six months ended June 30, 2021.
The following table summarizes our cash flow activity for the six months ended June 30, 2020:

Six Months Ended June 30, 2020
Net cash used in operating activities	$(296,528)
Net cash provided by financing activities	$405,381
Cash Flows from Operating Activities
For the six months ended June 30, 2020, net cash used in operating activities was $296,528. This amount reflects our net loss of $7,697,988 largely offset by adjustments aggregating $6,360,448 related to our net non-cash charges for impairment of real estate investments and intangible assets, and $929,058 non-cash loss from investments in unconsolidated entities, as well as $175,402 in non-cash charges for depreciation and amortization, stock compensation expense, deferred rent and amortization of deferred financing costs; plus distributions of $81,822 received from investments in unconsolidated entities and cash used by net changes in working capital of $145,270 resulting from increases in accounts payable, accrued and other liabilities and due to affiliate, offset in part by decreases in tenant receivables and prepaid and other assets.
Cash Flows from Financing Activities
Net cash provided by financing activities was $405,381 for the six months ended June 30, 2020 and consisted of the following:
•$358,879 of proceeds from issuance of common stock and investors deposits; partially offset by payments for offering costs of $94,614; and
•$803,500 of borrowings from our unsecured credit facility; partially offset by
•$30,328 for repayments of mortgage note payable for the 24 Hour Fitness property;
•$538,800 for repurchases of common stock; and
•$93,256 for cash distributions paid to common stockholders.
Pursuant to our stockholders’ approval of the Plan of Liquidation, we adopted the liquidation basis of accounting as of September 15, 2020 (approval date of the Plan of Liquidation by our stockholders) and for the periods subsequent to September 15, 2020 in accordance with GAAP. Accordingly, on September 15, 2020, assets were adjusted to their estimated net realizable value, or liquidation value, which represents the estimated amount of cash that we will collect through the disposal of our assets as we carry out the Plan of Liquidation. The liquidation values of our operating properties are presented on an undiscounted basis. Estimated costs to dispose of assets and estimated capital expenditures through the anticipated disposition date of the properties have been presented separately from the related assets. Liabilities are carried at their contractual amounts due or estimated settlement amounts.
Results of Operations
Six Months Ended June 30, 2020
In light of our adoption of liquidation basis of accounting as of September 15, 2020, there is no basis for comparison for the results of operations for the six months ended June 30, 2020. Changes in liquidation values of our assets for that period are discussed above under "Changes in Net Assets in Liquidation." See "Overview," "Plan of Liquidation" and "Market Outlook and Trends" for a discussion of the impact of the COVID-19 pandemic on our business and the resulting Plan of Liquidation.

Organization and Offering Costs
We temporarily suspended the Offering, effective as of the close of business on September 18, 2019, following the announcement that our former sponsor had entered into a contribution agreement (the "Contribution Agreement") with MODIV, during which time our continued relationship with the former advisor and the former sponsor was assessed. Effective October 28, 2019, we, our former advisor and our former sponsor mutually agreed to terminate the former advisory agreement we entered into in November 2017 and we became self-managed. Pursuant to the Contribution Agreement, MODIV became self-managed through the acquisition of substantially all of our former sponsor’s assets (the "Self-Management Transaction"). The Self-Management Transaction was completed on December 31, 2019. We were self-managed when we recommenced the Follow-on Offering and changed our plan of distribution to utilize a registered broker-dealer. We subsequently entered into our Advisory Agreement with our Advisor, an indirect wholly-owned subsidiary of MODIV, on January 31, 2020, which was effective February 3, 2020.
Our organizational and offering costs were paid by our former sponsor on our behalf through October 28, 2019. Offering costs included all expenses incurred in connection with the Offering, including investor relations payroll expenses. Other organizational and offering costs included all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate. During the Offering, we were obligated to reimburse our former sponsor for organizational and offering costs related to the Offering paid by our former sponsor on our behalf provided such reimbursement did not exceed 3% of gross offering proceeds raised in the Offering as of the date of the reimbursement.
As of October 28, 2019, we had not incurred any organization and offering costs related to the Offering as all such costs had been funded by our former sponsor. As a result, these organization and offering costs related to the Offering were not recorded in our consolidated financial statements as of October 28, 2019, other than to the extent of 3% of the gross offering proceeds. Through October 28, 2019, our former sponsor had incurred organization and offering expenses on our behalf in excess of 3% in connection with our Offering. Through October 28, 2019, we had recorded and reimbursed $399,241 of organizational and offering costs to our former sponsor or its affiliates. During our self-management period from October 29, 2019 to February 2, 2020, and from February 3, 2020 to September 14, 2020 under our Advisor, we incurred offering costs of $163,882 paid to third-party providers. For the period February 3, 2020 to September 14, 2020, our Advisor did not incur any organization and offering expenses on our behalf.
Distributions
While we have in the past declared and paid distributions to our stockholders monthly in arrears, we are under no obligation to do so and, as discussed below, any future cash distributions will be subject to successfully selling assets in connection with the Plan of Liquidation in excess of amounts due on our outstanding indebtedness. Our Board did not declare distributions after March 2020 (distributions declared in March 2020 were paid in April 2020) due to the impacts of the COVID-19 pandemic on our operations and financial condition. During the Offerings and from time-to-time during our operational stage, we did not pay distributions solely from our cash flow from operating activities, in which case distributions were paid in whole or in part from the deferral of fees otherwise due to our former advisor.
On May 19, 2018, we declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on April 23, 2018 and ended on April 30, 2018. Since then, we declared monthly distributions for stockholders of record as of the close of business for each day from May 1, 2018 through March 31, 2020. The distributions were payable to stockholders of record as of the close of business on each day of the distribution period. Since cash flows from operating activities have not been sufficient to cover distributions during our offering stage, our former advisor agreed to waive $22,968 and $51,816 in accrued asset management fees for the period from January 1, 2020 to September 14, 2020 and for the year ended December 31, 2019, respectively, to support the monthly distributions and operating activities.
Effective on the close of business on September 18, 2019, our DRP was temporarily suspended and during the suspension period all distributions were paid to our stockholders in cash. Our DRP remained suspended through December 25, 2019 and on December 26, 2019, our Board approved the reinstatement of our DRP. On March 30, 2020, we announced the temporary delay of distribution declarations and temporarily suspended our DRP, and on May 22, 2020, distributions were suspended until such time as we are able to generate proceeds from asset sales in excess of our debt and other obligations. Any future cash distributions will be subject to successfully selling assets in excess of amounts due on our outstanding indebtedness in connection with the Plan of Liquidation. We have not made any liquidating distributions to our stockholders for the six months ended June 30, 2021.

Distributions declared, distributions paid and cash flow (used in) provided by operations were as follows for the period January 1, 2020 to September 14, 2020:

					Cash Flows
	Total	Distributions			Used in
	Distributions	Declared Per	Cash Distributions Paid (b)(c)		Operating
Period Covered	Declared	Share	Cash	Reinvested	Activities
January 1 to June 30, 2020 (a)	$183,658	$0.0750	$93,256	$90,402	$(296,528)
July 1, 2020 to September 14, 2020 (a)	—	—	—	—	—
Total	$183,658	$0.0750	$93,256	$90,402	$(296,528)
(a)    On March 30, 2020, we announced the delay in distribution declarations and temporarily suspended the DRP. On May 22, 2020, distributions were suspended until such time as we are able to generate proceeds from asset sales in excess of our debt and other obligations in connection with the Plan of Liquidation.
(b)    Distributions were paid on a monthly basis through March 2020. In general, distributions for record dates as of the end of a given month were paid on or about the 21st to the 25th day of the following month.
(c)    See details of distributions declared in the chart below.
As discussed above, on March 30, 2020, we announced the delay in distribution declarations and temporarily suspended the DRP, and on May 22, 2020, distributions were suspended until such time as we are able to generate proceeds from asset sales in excess of our debt and other obligations in connection with the Plan of Liquidation.
The following chart details the distributions that we declared and paid for the period January 1, 2020 through March 31, 2020:

	Rate Per	Declaration	Payment	Annualized
Distribution Period	Share Per Day	Date	Date	Yield (1)
2020:
January 1-31	$0.00081967	December 26, 2019	February 25, 2020	6.0%
February 1-29	$0.00081967	January 29, 2020	March 25, 2020	6.0%
March 1-31	$0.00081967	February 27, 2020	April 27, 2020	6.0%
(1)    Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. Each annualized yield assumed that our Board would declare distributions in the future which are similar to the distributions for each period presented. However, distribution declarations have been suspended since March 30, 2020 until such time as we are able to generate proceeds from asset sales in excess of our debt and other obligations in connection with the Plan of Liquidation.
Share Repurchase Program
We adopted a SRP in order to provide our stockholders with some liquidity that would enable them to sell their shares of common stock to us in limited circumstances. Our Board may, in its sole discretion, amend, suspend, or terminate the SRP at any time without stockholder approval upon 10 days’ notice thereof.
On March 30, 2020, we announced the temporary suspension of the SRP and, on May 22, 2020, our Board determined not to reinstate the SRP given the significant decrease in the estimated NAV to $0.32 per share (unaudited) from the prior selling price of $5.00 per share in the Follow-on Offering and due to the impacts of the COVID-19 pandemic on our operations and financial condition (see Note 1. Business and Organization to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA for additional information).
For the period from October 30, 2017 (inception) through December 31, 2020, we repurchased 361,534 shares of our common stock for $1,807,671.

Employees
As of June 30, 2021, we had no personnel employed by us. All executive personnel acting on our behalf are employees of an affiliate of our Advisor.
Related Party Arrangements
For further information regarding related party arrangements, please see Note 9 to our unaudited condensed consolidated financial statements included in this Semiannual Report on Form 1-SA.
Market Outlook and Trends
Due to the current COVID-19 pandemic in the United States and globally, our tenants and operating partners, property locations and the economy as a whole are severely impacted. The magnitude and duration of the COVID-19 pandemic, including the ongoing spread of the Delta variant, and its impact on our tenants, our cash flows and our implementation of the Plan of Liquidation is significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, the success of vaccines and other actions taken to contain or treat COVID-19 and its variants, and reactions by consumers, companies, governmental entities and capital markets. In particular, the ability of colleges and universities to remain open and the willingness of consumers to use the 24 Hour Fitness gym in Fort Worth, Texas, represent continued risks to the performance of our properties and our ability to sell those properties and investments as we implement the Plan of Liquidation. Given the uncertainty and current business disruptions as a result of the COVID-19 pandemic, the implementation of the Plan of Liquidation may be materially and adversely impacted and this may have a material effect on our ability to sell our assets in amounts that exceed our indebtedness and satisfy all other liabilities and on the ultimate amount and timing of liquidating distributions received by our stockholders.
Declines in economic conditions resulting from the COVID-19 pandemic have had the following negative effects on us: the values of our investments in student housing and fitness center properties have decreased below the amounts paid for such investments; and revenues from our properties have decreased due to lower rental rates, making it more difficult for us to meet our debt service obligations.
In addition, we may have difficulty selling our properties on a timely basis as we strive to implement the Plan of Liquidation over the 18-month period following its approval, in order to repay all of our debt obligations prior to their scheduled maturities. Market conditions may change quickly, and such changes may negatively impact the value of our assets. Therefore, there can be no assurances that we will be able to achieve those objectives.
The debt market remains sensitive to the macro environment, such as impacts of the COVID-19 pandemic and mutation of the virus into several variants, Federal Reserve policy, market sentiment or regulatory factors affecting the banking and commercial mortgage-backed securities industries. Since we are in the process of liquidating our assets, it is unlikely that we could obtain new financing if we cannot extend the current maturities of our debt. In the event we do seek alternative financing, we would probably experience more stringent lending criteria, which may affect our ability to refinance any debt at maturity if necessary. Additionally, if we are able to obtain alternative financing, the interest rates and other terms on such loans may be unacceptable.
Risk Factors
We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading "Risk Factors" contained in our offering circular dated and filed with the SEC on December 26, 2019, as amended and/or supplemented from time-to-time. Our offering circular filed with the SEC may be accessed here: https://www.sec.gov/Archives/edgar/data/1723028/000110465919075757/tm1927351d1_253g2.htm. Additional risk factors filed with the SEC on February 7, 2020, June 1, 2020 and June 16, 2020 may be accessed here:
•https://www.sec.gov/Archives/edgar/data/1723028/000110465920012564/tm207149d1_253g2.htm;
•https://www.sec.gov/Archives/edgar/data/1723028/000110465920067910/tm2021358d1_253g2.htm; and
•https://www.sec.gov/Archives/edgar/data/1723028/000172302820000016/brixreit-20200616x253g2.htm.

In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our shares of common stock. The following are additional risk factors primarily related to the Plan of Liquidation, as a result of the COVID-19 pandemic:
Risk Related to The Plan of Liquidation
We may not be able to pay liquidating distributions to our stockholders at the times and in the amounts we currently expect.
In accordance with the Plan of Liquidation, our objectives are to pursue an orderly liquidation of our company by selling all of our assets, paying our debts and our known liabilities, providing for the payment of contingent or unanticipated liabilities, distributing the net proceeds from liquidation to our stockholders and winding up our operations and dissolving our company. We expect to pay liquidating distribution payments to our stockholders at the completion of our liquidation process after we sell all of our assets, pay all of our known liabilities and provide for unanticipated liabilities. We anticipate paying substantially all of our liquidating distributions from the net proceeds from liquidation within 18 months after stockholder approval of the Plan of Liquidation, which occurred on September 15, 2020. However, our expectations about the amount of liquidating distributions that we will pay and when we will pay them are based on certain estimates and assumptions, one or more of which may prove to be incorrect. As a result, the actual amount of liquidating distributions we pay to our stockholders may be more or less than we estimate and the liquidating distributions may be paid later than we predict. We do not expect to pay regular monthly distributions during the liquidation process. Given the uncertainty and current business disruptions as a result of the COVID-19 pandemic, including the ongoing spread of the Delta variant, our implementation of the Plan of Liquidation may be materially and adversely impacted and this may have a material effect on the ultimate amount and timing of liquidating distributions received by stockholders. We may also determine to distribute unsold assets to a "liquidating trust" with potentially unfavorable tax consequences for our stockholders or terminate our status as a REIT.
If we are unable to find buyers for some or all of our properties, including our remaining equity interests in student housing entities, at our expected sales prices, our liquidating distributions may be delayed or reduced.
We will market our real estate properties, including our remaining equity interests in student housing entities, for sale over the coming months. There can be no assurance that any of our investments will sell for their projected sales prices, which risks are heightened as a result of the COVID-19 pandemic.
In calculating the estimated net proceeds from liquidation as of December 31, 2020 and June 30, 2021, we assumed that we will be able to find buyers for all of our properties at amounts based on our estimated range of market values for each property. However, we may have overestimated the sales prices that we will ultimately be able to obtain for these assets. For example, in order to find buyers in a timely manner, we may be required to lower our asking price below the low end of our current estimate of the property’s market value. In addition, as a result of the uncertainty caused by the COVID-19 pandemic, real estate transaction volume has decreased with fewer buyers seeking to acquire commercial real estate properties, particularly minority interests in student housing investments. In addition, the range of estimated net proceeds from liquidation is based upon our estimates and assumptions as of December 31, 2020 and June 30, 2021, respectively, but real estate market values are constantly changing and fluctuate with changes in interest rates, supply and demand dynamics, occupancy rates, rental rates, the availability of suitable buyers, the perceived quality and dependability of cash flows from properties and a number of other factors, both local and national. In addition, higher than anticipated transactional fees and expenses, environmental liabilities of which we are unaware or other unknown liabilities, if any, may adversely impact the net liquidation proceeds from those assets. No assurance can be given as to the amount of liquidating distributions our stockholders will ultimately receive.
If any of the parties to our future sale agreements default thereunder, or if these sales do not otherwise close, our liquidating distributions may be delayed or reduced.
As part of our implementation of the Plan of Liquidation, we will seek to enter into binding sale agreements for each of our properties. The consummation of the potential sales for which we will enter into sale agreements in the future will be subject to satisfaction of closing conditions. If any of the transactions contemplated by our pending or future sale agreements do not close because of a buyer default, failure of a closing condition or for any other reason, we will need to locate a new buyer for the properties, which we may be unable to do promptly or at prices or on terms that are as favorable as the original sale agreement, which risks are heightened as a result of the COVID-19 pandemic and ongoing spread of the Delta variant. We will also incur additional costs involved in locating a new buyer and negotiating a new sale agreement for these properties. These additional costs are not included in our projections. In the event that we incur these additional costs, our liquidating distributions paid to our stockholders would be delayed or reduced.

If we experience a lease termination and/or tenant default during the liquidation process or if our cash flow during the liquidation process is otherwise less than we expect, our liquidating distributions may be delayed or reduced.
In calculating estimated net proceeds from liquidation as of December 31, 2020 and June 30, 2021, respectively, we assumed that we would not experience significant lease terminations and that we would not experience any significant unexpected tenant defaults during the liquidation process that were not subsequently cured. Any currently known lease expirations and non-renewals of tenant leases were considered in calculating our updated range of estimated net proceeds from liquidation. Significant lease terminations and/or tenant defaults during the liquidation process would adversely affect the resale value of the properties, which would reduce our estimated net proceeds from liquidation as of December 31, 2020 and June 30, 2021, respectively. To the extent that we receive less rental income than we expect during the liquidation process, our liquidating distributions will be reduced. We may also decide in the event of a tenant default to restructure the lease, which could require us to substantially reduce the rent payable to us under the lease, or make other modifications that are unfavorable to us.
If the pending sale of the 24 Hour Fitness property is not completed, and we are unable to negotiate a new purchase and sale agreement with MODIV by October 15, 2021, we would be in default under the loan on such property, and the mortgage lender could seek to foreclose on the property.
After several unsuccessful attempts to sell the 24 Hour Fitness retail property, we entered into a PSA with a prospective buyer for the 24 Hour Fitness retail property on August 26, 2021 and such prospective buyer’s financing contingency expires on September 27, 2021. On September 23, 2021, our subsidiary that owns the 24 Hour Fitness property entered into a second amendment of the mortgage loan on the property which extended the maturity date from September 30, 2021 to November 30, 2021. If the current prospective buyer does not proceed towards closing following the end of the financing contingency period, our subsidiary will be in default if it does not negotiate and execute a new PSA with MODIV by October 15, 2021 and the mortgage lender could seek to foreclose on the property. In the event of a foreclosure, the estimated liquidating distributions would be materially reduced. We have had preliminary discussions with MODIV about the possibility of buying the property given the looming debt maturity. If such a PSA is required, we and MODIV will each need approval of the independent members of our respective board of directors before a PSA can be signed, and therefore no assurances can be made regarding the completion of a sale of the property to MODIV.
Student housing property leases expose us to the effects of declining student housing occupancy particularly during the COVID-19 pandemic, which could adversely impact our ability to sell our remaining equity interests in student housing entities during the liquidation process.
Student housing properties are generally leased under short-term, 12-month leases, and in certain cases, under nine-month or shorter-term semester leases. These leases generally permit the students to leave at the end of the lease term or earlier in certain situations such as during the COVID-19 pandemic. In addition, government mandated closure or reduced capacity of student housing occupancy, may negatively impact our remaining equity investments in student housing entities. Due to the COVID-19 pandemic, there can be no assurance that we will find buyers for our remaining equity investments in student housing properties during the liquidation process or will be able to sell our equity investments for their projected sales prices.
If our liquidation costs or unpaid liabilities are greater than we expect, our liquidating distributions may be delayed or reduced.
Before paying the final liquidating distribution, we will need to pay or arrange for the payment of all of our transaction costs in the liquidation, all other costs and all valid claims of our creditors. Our Board may also decide to acquire one or more insurance policies covering unknown or contingent claims against us, for which we would pay a premium that has not yet been determined. Our Board may also decide to establish a reserve fund to pay these contingent claims. The amounts of the various transaction costs in the liquidation are not yet final, so we have used estimates of these costs in calculating the amounts of our estimated net proceeds from liquidation as of December 31, 2020 and June 30, 2021, respectively. To the extent that we have underestimated these costs in calculating our projections, our actual net proceeds from liquidation per share may be lower than the low end of our range of estimated net proceeds from liquidation per share. In addition, if the claims of our creditors are greater than we have anticipated or we decide to acquire one or more insurance policies covering contingent or unanticipated claims against us, our liquidating distributions may be delayed or reduced. Further, if we establish a reserve fund, payment of liquidating distributions to our stockholders may be delayed or reduced.

Our Board has the authority to sell our assets under terms less favorable than those assumed for the purpose of estimating our updated range of net proceeds from liquidation.
Our Board has the authority to sell any and all of our properties on such terms and to such parties as the Board determines in its sole discretion. Notably, our stockholders will have no subsequent opportunity to vote on such matters and will, therefore, have no right to approve or disapprove the terms of such sales.
Our directors and officers and our Advisor and its affiliates may have conflicts of interest that may influence their actions during the implementation of the Plan of Liquidation and these conflicts may cause them to manage our liquidation in a manner not solely in the best interest of our stockholders.
Some of our directors and officers and our Advisor and its affiliates have interests in our liquidation that are different from your interests as a stockholder. All of our executive officers are officers of our Advisor and/or one or more of our Advisor’s affiliates and are compensated by those entities for their service rendered to us. We do not pay any direct compensation to our executive officers. Because of such conflicts of interest, our directors, our officers and our Advisor may be motivated to make decisions or take actions based on factors other than the best interest of our stockholders throughout our liquidation process.
Because we depend upon our Advisor and its affiliates to conduct our operations, any adverse changes in the financial health of our Advisor or its affiliates or our relationship with them could hinder our performance and reduce the return on our stockholders’ investment.
We depend on our Advisor to manage our operations and our portfolio of assets and to implement the Plan of Liquidation. Our Advisor depends upon the fees and other compensation that it receives from us and any future Advisor-sponsored programs that it advises in connection with the purchase, management and sale of assets to conduct its operations. Any adverse changes to our relationship with, or the financial condition of, our Advisor and its affiliates could hinder their ability to successfully manage our operations and our portfolio of investments and implement the Plan of Liquidation.
The loss of or the inability to retain or obtain key real estate professionals at our Advisor could delay or hinder implementation of the Plan of Liquidation, which could reduce the amount of liquidating distributions our stockholders receive and their overall return on investment.
Our success depends on the team of real estate professionals at our Advisor. These individuals may not remain associated with us, our Advisor or its affiliates in the long-term. If any of these individuals were to cease their association with us, our Advisor or its affiliates, we may be unable to find suitable replacements and the Plan of Liquidation could suffer as a result. We believe that our future success depends upon our Advisor’s and its affiliates’ ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our Advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If our Advisor loses or is unable to obtain the services of highly skilled professionals, our ability to implement the Plan of Liquidation could be delayed or hindered, reducing the amount of liquidating distributions our stockholders receive and their overall return on investment.
Item 2. Other Information
None.

Item 3. Condensed Consolidated Financial Statements (Unaudited)
BRIX REIT, Inc.

BRIX REIT, Inc.
Condensed Consolidated Statement of Net Assets
(Unaudited)
(Liquidation Basis)

	June 30, 2021	December 31, 2020
Assets
Real estate investments	$8,220,565	$9,634,106
Investments in unconsolidated entities	3,109,000	3,109,000
Total real estate investments	11,329,565	12,743,106
Cash and cash equivalents	200,700	258,513
Tenant receivables	10,914	8,171
Total assets	11,541,179	13,009,790
Liabilities
Liabilities for estimated costs in excess of estimated receipts during liquidation	21,806	71,018
Mortgage note payable	5,840,215	6,016,442
Unsecured credit facility	3,300,000	4,999,861
Accounts payable, accrued and other liabilities	208,758	275,165
Liabilities for estimated closing costs and commissions	295,514	357,517
Total liabilities	9,666,293	11,720,003
Commitments and contingencies (Note 10)
Net assets in liquidation	$1,874,886	$1,289,787
See accompanying notes to unaudited condensed consolidated financial statements.

BRIX REIT, Inc.
Condensed Consolidated Statement of Changes in Net Assets in Liquidation
For the Six Months Ended June 30, 2021
(Unaudited)
(Liquidation Basis)

Net assets in liquidation, beginning of period	$1,289,787
Changes in net assets in liquidation
Change in liquidation value of real estate properties	573,459
Changes in estimated cash flow during liquidation	23,796
Other changes, net	(12,156)
Net increase in liquidation value	585,099
Net assets in liquidation, end of period	$1,874,886
See accompanying notes to unaudited condensed consolidated financial statements.

BRIX REIT, Inc.
Condensed Consolidated Statement of Operations
For the Six Months Ended June 30, 2020
(Unaudited)
(Going Concern Basis)

Rental income	$297,477

Expenses:
Fees to affiliates (Note 9)	68,903
General and administrative	366,169
Depreciation and amortization	256,450
Interest expense	314,867
Property expense	18,014
Impairment of real estate investments (Notes 3, 6 and 7)	6,195,300
Impairment of intangible asset (Note 3)	165,148
Total expenses	7,384,851

Other expense (income), net:
Interest income	(576)
Gain on waiver of fees due to affiliates (Note 9)	(311,203)
Loss from investments in unconsolidated entities, net	922,393
Other expense, net	610,614

Net loss	$(7,697,988)

Net loss per share, basic and diluted	$(3.16)

Weighted-average number of common shares outstanding, basic and diluted	2,439,392

Distributions declared per common share	$0.0750
See accompanying notes to unaudited condensed consolidated financial statements.

BRIX REIT, Inc.
Condensed Consolidated Statement of Stockholders' Equity
For the Six Months Ended June 30, 2020
(Unaudited)
(Going Concern Basis)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Losses	Total Stockholders' Equity
	Shares	Amount
Balance, December 31, 2019	2,444,632	$2,445	$11,247,905	$(2,569,592)	$8,680,758
Issuance of common stock	99,029	99	495,113	—	495,212
Stock compensation expense	4,000	4	19,996	—	20,000
Offering costs	—	—	(94,614)	—	(94,614)
Reclassification to redeemable common stock	—	—	538,800	—	538,800
Repurchases of common stock	(110,447)	(111)	(538,689)	—	(538,800)
Distributions declared	—	—	—	(183,658)	(183,658)
Net loss	—	—	—	(7,697,988)	(7,697,988)
Balance, June 30, 2020	2,437,214	$2,437	$11,668,511	$(10,451,238)	$1,219,710
See accompanying notes to unaudited condensed consolidated financial statements.

BRIX REIT, Inc.
Condensed Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2020
(Unaudited)
(Going Concern Basis)

Cash Flows from Operating Activities:
Net loss	$(7,697,988)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	256,450
Stock compensation expense	20,000
Deferred rent	(128,869)
Amortization of deferred financing costs	27,821
Impairment of real estate investments	6,195,300
Impairment of intangible asset	165,148
Loss from investment in unconsolidated entity	929,058
Distributions from investments in unconsolidated entities	81,822
Changes in operating assets and liabilities:
Decrease in tenant receivables	131,162
Decrease in prepaid and other assets	12,424
Decrease in accounts payable, accrued and other liabilities	(48,083)
Decrease in due to affiliates, net	(240,773)
Net cash used in operating activities	(296,528)

Cash Flows from Financing Activities:
Repayments of mortgage note payable	(30,328)
Borrowings from unsecured credit facility	803,500
Proceeds from issuance of common stock	358,879
Payments of offering costs to affiliate	(94,614)
Repurchases of common stock	(538,800)
Distributions paid to common stockholders	(93,256)
Net cash provided by financing activities	405,381

Net increase in cash and cash equivalents	108,853
Cash and cash equivalents, beginning of period	226,132
Cash and cash equivalents, end of period	$334,985

Supplemental Disclosure of Cash Flow Information:
Interest paid	$124,811

Supplemental Schedule of Noncash Financing Activities:
Reclassifications from redeemable common stock	$538,800
Distributions reinvested in common stock	$90,402
Decrease in accrued reinvested distributions payable	$45,931
See accompanying notes to unaudited condensed consolidated financial statements.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 1. Business and Organization
BRIX REIT, Inc. (the "Company") was incorporated on October 30, 2017 under the laws of the State of Maryland. The Company elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes beginning with the taxable year ended December 31, 2018 and expects to operate in a manner that would allow it to continue to qualify as a REIT for U.S. federal income tax purposes; however, during the liquidation period as discussed below, the Company expects to realize taxable losses.
The Company has the authority to issue 20,000,000 shares of stock, consisting of 10,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. On November 11, 2017, the Company filed an offering circular on Form 1-A with the Securities and Exchange Commission (the "SEC") pursuant to Regulation A under the Securities Act of 1933, as amended, also known as "Reg A+", to qualify the offering of 10,000,000 shares of its common stock for a price equal to $5.00 per share (the "Offering"). The Company obtained a notice of qualification from the SEC for the Offering on April 16, 2018 and commenced selling shares of its common stock on April 23, 2018.
On December 23, 2019, the Company obtained a notice of qualification from the SEC for a follow-on offering pursuant to a new offering circular on Form 1-A (the "Follow-on Offering" and collectively with the Offering, the "Offerings"), which qualified the offer and sale of up to $36,682,800 in share value of common stock, including $2,200,000 in share value of common stock pursuant to the Company's distribution reinvestment plan ("DRP"). The Company commenced selling its shares of common stock pursuant to the Follow-on Offering on January 2, 2020. The Company originally offered its shares of common stock directly to the public. As disclosed in the Company's Follow-on Offering, North Capital Private Securities Corporation ("North Capital"), a registered broker-dealer, served as the dealer manager of the Follow-on Offering and offered shares of the Company's common stock on a "best efforts" basis until the suspension of the Follow-on Offering on March 30, 2020 (see below for additional discussion).
Through September 14, 2020 (the last day before the approval date of the Plan of liquidation, as discussed below), the Company had sold 2,771,168 shares of common stock in the Offerings, including 116,354 shares of common stock sold under its DRP, for aggregate offering proceeds of $13,855,741. The Company had redeemed 361,534 shares of its common stock through September 14, 2020 and 2,519,265 shares were outstanding as of September 14, 2020, December 31, 2020 and June 30, 2021.
The Company used the net proceeds from the Offerings primarily to invest, directly or indirectly, in properties and investments that met the Company's acquisition criteria, including student housing properties and single-tenant income-producing retail properties, including a quick service restaurant and a fitness center, located near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
COVID-19 Pandemic
One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus ("COVID-19") pandemic and the COVID-19 mutation into several variants, particularly the Delta variant. The Company continues to closely monitor the impact of the COVID-19 pandemic on its business and the Plan of Liquidation, as described below, including how the pandemic is affecting the Company’s ability to sell its real estate properties at the estimated times and prices it expects. The COVID-19 pandemic that began during the first quarter of 2020 resulted in a significant impairment of the value of the Company's real estate investments (see Notes 3, 6 and 7) and properties and its estimated net asset value ("NAV") per share of $0.32 (unaudited) as of March 31, 2020 as compared with the $5.00 price per share in the Offerings (see "Significant Decrease in NAV and Non-reinstatement of the Company's Follow-on Offering, DRP or SRP" below). As such, the Company's board of directors (the "Board") commenced an evaluation of strategic alternatives during the second quarter of 2020.

Plan of Liquidation
On August 6, 2020, the Company's Board, including all of the independent directors, unanimously approved a plan of complete liquidation and dissolution (the "Plan of Liquidation"), subject to the approval of a majority of the holders of the outstanding shares of the Company’s common stock. The Company's independent directors determined that the Plan of Liquidation was the best alternative available to the Company given the impact of the COVID-19 pandemic on the Company’s tenants, the resulting decline in the Company’s NAV per share and debt maturities over the following 18 months. The Board, therefore, recommended that the Company’s stockholders approve the Plan of Liquidation. The Plan of Liquidation was submitted for stockholders’ approval on August 7, 2020, and on September 15, 2020, the Plan of Liquidation was approved by 76.6% of the Company’s stockholders, which represented 91.1% of votes cast. The Plan of Liquidation was intended to constitute a plan of complete liquidation of the Company within the meaning of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). On August 10, 2020, the Company filed a Current Report on Form 1-U with the SEC covering the Plan of Liquidation.
Under the Plan of Liquidation, the Company ceased to be a going concern, will not engage in any new business activities and will otherwise limit its activities to disposing of and conveying its properties and investments, discharging its liabilities, distributing to its stockholders any remaining assets as well as prosecuting and defending civil, criminal or administrative suits brought by or against the Company, and such other activities as will enable the Company to settle and close its business, and to wind up its affairs. Once all liabilities have been satisfied and all remaining assets have been distributed to its stockholders, the Company will wind up operations and dissolve. The Company expects to implement the Plan of Liquidation over the period up to 18 months following the approval of the Plan of Liquidation.
In August 2020, the Company sold both of its student housing investments in limited liability companies for $213,210 as further discussed in Note 7, and engaged brokers to market its approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust ("Stadium View"), and its approximate 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware statutory trust ("ACA Illinois"), to prospective investors. The Company listed its retail real estate property in Manhattan, Kansas leased to Starbucks to prospective buyers in October 2020 and the retail real estate property in Fort Worth, Texas leased to 24 Hour Fitness to prospective buyers in February 2021.
On April 20, 2021, the Company completed the sale of the Starbucks property for $1,987,000 which generated net proceeds of $1,912,841 after payment of commissions and closing costs (see Note 6).
Since the Company started marketing its 24 Hour Fitness property in February 2021, the Company received letters of intent from four different prospective buyers and entered into purchase and sale agreements (“PSA”) with two of these prospective buyers. The first prospective buyer who entered into a PSA was unable to obtain acceptable financing and terminated its PSA at the end of July 2021. The second prospective buyer entered into a PSA on August 26, 2021 and its financing contingency period ends on September 27, 2021. There can be no assurance that this pending sale of the 24 Hour Fitness property will be completed.
On September 23, 2021, the Company’s subsidiary that owns the 24 Hour Fitness property entered into a second amendment of the mortgage loan on the property which extended the maturity date from September 30, 2021 to November 30, 2021. If the current prospective buyer does not proceed towards closing following the end of the financing contingency period, the Company's subsidiary will be in default if it does not negotiate and execute a new PSA with Modiv Inc. ("MODIV") by October 15, 2021 and the mortgage lender could seek to foreclose on the property (see Note 11). In the event of a foreclosure, the estimated liquidating distributions would be materially reduced.
While the Company engaged a broker to sell its student housing investments in August 2020, the Company has not received any acceptable offers for its 31.6% interest in Stadium View during the last 13 months. While the Company is negotiating a potential sale of its 1% interest in ACA Illinois with a prospective buyer, no assurances can be made regarding the completion of such a sale.
Advisory Agreements
The Company is externally managed by Modiv Advisors, LLC ("Advisor"), an indirect wholly-owned subsidiary of MODIV, as provided in an advisory agreement effective as of February 3, 2020 (the "Advisory Agreement"), as described in Note 9. From the Company's inception through October 28, 2019, the Company was externally managed by Brix Student Housing Operator, LLC, the former advisor, which was wholly-owned by BrixInvest, LLC, the former sponsor, and the former sponsor of MODIV, pursuant to the former advisory agreement, as further described in Note 9.

Effective October 28, 2019, the Company and its former advisor and former sponsor mutually agreed to terminate the former advisory agreement and the Company became self-managed. Effective as of February 3, 2020, the Company entered into the Advisory Agreement discussed above and the Company discontinued its interim period of internal self-management. Certain of the Company's directors and executive officers are also directors, managers and executive officers of the Company's Advisor and its affiliates.
Prior to February 3, 2020, the Company employed investor relations personnel on payroll, but through October 28, 2019, the expenses were completely reimbursed to the Company by its former sponsor as part of the organizational and offering services it provided to the Company. The Company's former sponsor managed its organization and the Offering and provided marketing, administrative services and the funds for investor relations. The Company's former sponsor was entitled to reimbursement of such expenses, but reimbursement did not exceed an amount equal to 3% of gross offering proceeds. Certain of the Company's directors and executive officers were also former directors, managers and executive officers of the Company's former sponsor, the Company's former advisor and their affiliates.
Suspension of the Company's Follow-on Offering, Distribution Reinvestment Plan and Share Repurchase Program
On March 30, 2020, the Company announced the suspension of its Follow-on Offering, its DRP and its Share Repurchase Program ("SRP") until such time, if any, that the Board determined to reinstate the Company's Follow-on Offering, DRP and SRP following the completion of a valuation of the Company’s real estate properties and investments. In order to evaluate the impact of the COVID-19 pandemic on the value of the Company's real estate properties and investments, the Board engaged an independent third-party real estate advisory and consulting firm to perform an independent valuation of the Company's real estate properties and investments for the purpose of assisting the Board in determining the Company's estimated NAV per share.
Significant Decrease in NAV and Non-reinstatement of the Company's Follow-on Offering, DRP or SRP
On May 19, 2020, the Board approved and established an estimated NAV per share of the Company's common stock of $0.32 (unaudited) which was announced on May 22, 2020 (see Current Report on Form 1-U filed with the SEC on May 22, 2020 for additional information on the Company's estimated NAV per share). The Board determined not to reinstate the Follow-on Offering, DRP or SRP, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.
Note 2. Plan of Liquidation
The Plan of Liquidation authorizes the Company to undertake an orderly liquidation of its assets. In an orderly liquidation, the Company will sell all of its assets, pay all of its known liabilities as well as provide for the payment of its contingent or unanticipated liabilities, distribute its remaining cash to its stockholders, wind up its operations and dissolve the entity. The Company is authorized to provide for the payment of any contingent or unanticipated liabilities and may do so by purchasing insurance, by establishing a reserve fund, or in other ways.
The Plan of Liquidation enables the Company to sell any and all of its assets without further approval of its stockholders and provides that the amounts and timing of liquidating distributions will be determined by the Board or, if a liquidating trust is formed, by the trustees of the liquidating trust, in their discretion. Pursuant to applicable REIT rules, liquidating distributions the Company pays pursuant to the Plan of Liquidation will qualify for the dividends paid deduction, provided that they are paid within the 18-month period from the September 15, 2020 approval of the plan by the Company’s stockholders. However, if the Company cannot sell its properties and pay its debts within such time period, or if the Board determines that it is otherwise advisable to do so, the Company may transfer and assign its remaining assets to a liquidating trust. Upon such transfer and assignment, the Company’s stockholders would receive beneficial interests in the liquidating trust. The liquidating trust would pay or provide for all of the Company’s liabilities and distribute any remaining net proceeds from liquidation to the holders of beneficial interests in the liquidating trust. If the Company is not able to sell its properties and pay its debt within the 18-month period and the remaining assets are not transferred to a liquidating trust, the distributions made during the 18 months may not qualify for the dividends paid deduction and may increase the Company’s tax liability.

The Company’s expectations about the implementation of the Plan of Liquidation and the amount of any liquidating distributions that the Company pays to its stockholders and when the Company will pay them, are subject to risks and uncertainties and are based on certain estimates and assumptions, one or more of which may prove to be incorrect. As a result, the actual amount of any liquidating distributions the Company pays to its stockholders may be more or less than the Company estimates and the liquidating distributions may be paid later than the Company predicts. There are many factors that may affect the amount of liquidating distributions the Company will ultimately pay to its stockholders. If the Company underestimates its existing obligations and liabilities, transaction fees and expenses relating to the liquidation and dissolution or if contingent or unanticipated liabilities arise, the amount of liquidating distributions ultimately paid to the Company’s stockholders could be less than estimated.
Moreover, the liquidation value will fluctuate over time in response to developments related to individual assets in the Company’s portfolio and the management of those assets, in response to the real estate and finance markets, based on the amount of net proceeds received from the disposition of the remaining assets, and in response to other factors, including the effect of the prolonged COVID-19 pandemic on the Company's tenants. Given the continued uncertainty and business disruptions from the COVID-19 pandemic, including the ongoing spread of the Delta variant, the Company’s implementation of the Plan of Liquidation may be materially and adversely impacted and this may have a material effect on the ultimate amount and timing of liquidating distributions received by stockholders. Accordingly, it is not possible to precisely predict the timing of liquidating distributions the Company pays to its stockholders or the aggregate amount of liquidating distributions that the Company will ultimately pay to its stockholders. No assurance can be given that any liquidating distributions the Company pays to its stockholders will equal or exceed the estimate of net assets in liquidation presented on the Company's unaudited condensed consolidated statements of net assets as of June 30, 2021.
Note 3. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), including Subtopic 205-30, "Liquidation Basis of Accounting," as indicated, and the rules and regulations of the SEC.
The accompanying unaudited condensed consolidated financial statements and related notes, prior to the adoption of the liquidation basis of accounting, are presented on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. As a result, the accompanying unaudited condensed consolidated statement of operations, stockholders’ equity and cash flows for the six months ended June 30, 2020 are presented using the going concern basis of accounting. Under the going concern basis of accounting, the Company’s unaudited condensed consolidated financial statements included all of its accounts and the accounts of its wholly-owned subsidiaries. All significant intercompany balances and transactions were eliminated in consolidation.
Pursuant to the Company’s stockholders’ approval of the Plan of Liquidation, the Company adopted the liquidation basis of accounting as of and for the periods beginning September 15, 2020 (approval of the Plan of Liquidation by the Company’s stockholders). Accordingly, on September 15, 2020, assets were adjusted to their estimated net realizable value, or liquidation value, which represents the estimated amount of cash that the Company will collect through the disposal of assets as it carries out the Plan of Liquidation. The liquidation values of the Company’s remaining real estate investments are presented on an undiscounted basis. Estimated costs to dispose of assets through the anticipated disposition date of the properties have been presented separately from the related assets. Liabilities are carried at their contractual amounts due or estimated settlement amounts.
The Company accrues costs and income that it expects to incur and earn, respectively, through the completion of its liquidation, including the estimated amount of cash the Company expects to collect through the disposal of its assets and the estimated costs to dispose of its assets, to the extent it has a reasonable basis for estimation. These amounts are classified as a liability for estimated costs in excess of estimated receipts during liquidation on the Company's unaudited condensed consolidated statements of net assets. Actual costs and receipts may differ from amounts reflected in the financial statements because of the inherent uncertainty in estimating future events. These differences may be material (see Notes 4 and 5 for detailed discussion). Actual receivables earned but uncollected and costs incurred but unpaid as of June 30, 2021 and December 31, 2020 are included in accounts receivable and accounts payable, accrued and other liabilities and liabilities for estimated closing costs and disposition fees on the Company's unaudited condensed consolidated statements of net assets.

Net assets in liquidation represents the remaining estimated liquidation value available to stockholders upon liquidation. Due to the uncertainty in the timing of the sale of the Company's remaining real estate properties and the estimated cash flows from operations, actual liquidation costs and sale proceeds may differ materially from the amounts estimated.
Use of Estimates
The preparation of the unaudited condensed consolidated financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition
Liquidation Basis of Accounting
Under the liquidation basis of accounting, the Company has accrued all income that it expects to earn and costs that it expects to incur through the completion of its liquidation to the extent it has a reasonable basis for estimation. Rental income is estimated based on the contractual in-place leases through the anticipated disposition date of the property. These amounts are classified in liabilities for estimated costs in excess of estimated receipts during liquidation on the Company's unaudited condensed consolidated statements of net assets.
Going Concern Basis of Accounting
Operating Leases
The Company adopted FASB Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842) ("ASU No. 2016-02"), and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01 effective January 1, 2019, which provided practical expedients, technical corrections and improvements for certain aspects of ASU No. 2016-02, on a modified retrospective basis (collectively "Topic 842"). Topic 842 established a single comprehensive model for entities to use in accounting for leases and superseded the previous leasing guidance. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting had largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and nonlease revenue components. Topic 842 impacted the Company's accounting for leases solely as a lessor.
As a lessor, the Company's leases with tenants generally provided for the lease of real estate properties, as well as common area maintenance, property taxes and other recoverable costs. Under Topic 842, the lease of space was considered a lease component while the common area maintenance, property taxes and other recoverable costs billings were considered nonlease components, which fall under revenue recognition guidance in ASU No. 2014-09. However, upon adopting the guidance in Topic 842, the Company opted to apply the practical expedient provided by ASU No. 2018-11 to recognize the lease and non-lease components together as one single component. This determination was based on the consideration that (1) the timing and pattern of transfer of the nonlease components and associated lease component are the same, and (2) the lease component, if accounted for separately, would be classified as an operating lease. As the lease of properties was the predominant component of the Company's leasing arrangements, the Company accounted for all lease and nonlease components as a single component under Topic 842. To reflect recognition as one lease component, rental income and tenant reimbursements and other lease related property income that meet the requirements of the practical expedient provided by ASU No. 2018-11 had been combined under rental income subsequent to the adoption of Topic 842. For the six months ended June 30, 2020, tenant reimbursements included in rental income amounted to $14,714.
The Company recognized rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts was reasonably assured. Recognition of rental income on a straight-line basis included the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provided for tenant improvements, management of the Company determined whether the tenant improvements, for accounting purposes, were owned by the tenant or by the Company.

When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:
•whether the lease stipulates how a tenant improvement allowance may be spent;
•whether the amount of a tenant improvement allowance is in excess of market rates;
•whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•whether the tenant improvements are unique to the tenant or general-purpose in nature; and
•whether the tenant improvements are expected to have any residual value at the end of the lease.
Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses were recognized as revenue in the period the expenses were incurred and presented gross if the Company was the primary obligor and, with respect to purchasing goods and services from third-party suppliers, had discretion in selecting the supplier and bore the associated credit risk. In instances where the operating lease agreement had an early termination option, the termination penalty was based on a predetermined termination fee or based on the unamortized tenant improvements and leasing commissions.
The Company evaluated the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, lease modifications and current economic conditions. If the Company’s evaluation of these factors indicated it may not recover the full value of the receivable, it provided an allowance against the portion of the receivable that it estimated may not be recovered. This analysis required the Company to determine whether there were factors indicating a receivable may not be fully collectible and estimated the amount of the receivable that may not be collected.
Gain or Loss on Sale of Real Estate Investment
The Company recognized gain or loss on sale of real estate property, including investment in unconsolidated entity, when the Company had executed a contract for sale of the property, transferred controlling financial interest in the property to the buyer and determined that it was probable that the Company will collect substantially all of the consideration for the property. The Company had no real estate investment sale transactions for the six months ended June 30, 2020.
Tenant Receivables and Allowances for Tenant Receivables
Liquidation Basis of Accounting
In accordance with the liquidation basis of accounting, as of September 15, 2020, tenant receivables were adjusted to their net realizable value. The Company periodically evaluates the collectability of amounts due from tenants. Any changes in the collectability of the receivables are reflected as a change to the Company’s condensed consolidated statement of net assets in liquidation.
Going Concern Basis of Accounting
Upon the adoption of Topic 842 on January 1, 2019, the Company's determination of the adequacy of its allowances for tenant receivables included a binary assessment of whether or not the amounts due under a tenant’s lease agreement were probable of collection. For such amounts that were deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that were deemed not probable of collection, revenue was recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection, the Company also could record an allowance under other authoritative GAAP depending upon the Company's evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances were recorded as increases or decreases through rental income in the Company's unaudited condensed consolidated statement of operations.

In addition, with respect to tenants in bankruptcy, management made estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant was in bankruptcy, the Company recorded a bad debt allowance for the tenant’s receivable balance and generally did not recognize subsequent rental revenue until cash was received or until the tenant was no longer in bankruptcy and had the ability to make rental payments.
Advertising Costs
Advertising costs charged to expense were included in general and administrative expense in the accompanying condensed consolidated statement of operations and amounted to $0 for the six months ended June 30, 2020.
Income Taxes
The Company elected to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code beginning with its taxable year ended December 31, 2018. The Company expects to continue to operate in a manner that would allow it to continue to qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of its assets and its income, the ownership of its outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP).
As a REIT, the Company generally would not be subject to federal income tax to the extent it distributes qualifying distributions to its stockholders. If the Company failed to qualify as a REIT in any taxable year, it would be subject to federal income tax on its taxable income at regular corporate income tax rates and generally would not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification was lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net cash available for distribution to stockholders. However, the Company intended to organize and operate in such a manner as to continue to qualify for treatment as a REIT. The Company has had no taxable income since its inception and does not expect to have taxable income in future periods. The Company concluded that there were no significant uncertain tax positions requiring recognition in its unaudited condensed consolidated financial statements. The Company had not been assessed interest or penalties by any major tax jurisdictions.
Other Comprehensive Loss
For the six months ended June 30, 2020, other comprehensive loss is the same as net loss.
Per Share Data
The Company reported both basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS excludes dilution and was computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS used the treasury stock method or the if-converted method, where applicable, to compute for the potential dilution that would occur if dilutive securities or commitments to issue common stock were exercised. Diluted EPS was the same as Basic EPS for the six months ended June 30, 2020 as the Company had a net loss. There were no outstanding securities or commitments to issue common stock that would have a dilutive effect for the six months ended June 30, 2020.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value.
The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Real Estate Investments
Liquidation Basis of Accounting
As of September 15, 2020, the Company’s real estate investments were adjusted to their estimated net realizable value, or liquidation value, to reflect the Company's change to the liquidation basis of accounting. The liquidation value represents the estimated amount of cash that the Company expects to collect through the disposal of operating properties, including any residual value attributable to lease intangibles, as it carries out the Plan of Liquidation. As of June 30, 2021 and December 31, 2020, the Company estimated the liquidation value of its real estate investments based on internal valuation methodologies using a combination of the direct capitalization approach, sales comparison approach and discounted cash flow analyses and relied primarily on the direct capitalization approach for the estimated liquidation value for the retail property. The liquidation values of the Company’s real estate investments are presented on an undiscounted basis and are no longer depreciated. Estimated costs to dispose of operating properties are carried at their contractual amounts due or estimated settlement amounts and are presented separately from the related assets in the Company's statement of net assets. Subsequent to September 15, 2020, all changes in the estimated liquidation value of the real estate investments are reflected as a change to the net assets in liquidation and are presented in the Company's statement of changes in net assets.
Going Concern Basis of Accounting
Depreciation and Amortization
Real estate costs related to the acquisition and improvement of properties were capitalized and depreciated or amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs included all costs that did not extend the useful life of the real estate asset and were expensed as incurred. Significant replacements and betterments were capitalized.
The Company anticipated the estimated useful lives of its assets by class to be generally as follows:
•    Buildings                            35-40 years
•    Site improvements                        Shorter of 15 years or remaining lease term
•    Tenant improvements                    Shorter of 15 years or remaining lease term
•    Tenant origination and absorption costs, and above-/
below-market lease intangibles                Remaining lease term
Above-Market and Below-Market in-Place Lease
The Company amortized any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.
Tenant Origination and Absorption Costs
The Company amortized the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining term of the respective lease.
Impairment of Real Estate Investments
The Company regularly monitored events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment were present that indicated that the carrying amounts of real estate and related intangible assets may not be recoverable, management assessed whether the carrying value of the assets would be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company did not believe that it would be able to recover the carrying value of the asset, the Company recorded an impairment charge to the extent the carrying value exceeded the estimated fair value of the asset.

The COVID-19 pandemic and government mandated closures of retail establishments, including gym facilities, resulted in significant impairments of the value of the Company's real estate properties for six months ended June 30, 2020. The accompanying unaudited condensed consolidated financial statements for the six months ended June 30, 2020 reflects the impairment adjustments since COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020. This loss of value was recognized in the Company’s estimated NAV per share of $0.32 (unaudited) as of March 31, 2020 which was reported on May 22, 2020. The Company recorded an aggregate impairment charge of $5,289,389 for the 24 Hour Fitness property located in Fort Worth, Texas and the Starbucks property located in Manhattan, Kansas for the six months ended June 30, 2020 (see Note 6 for detailed discussion).
Investments in Unconsolidated Entities
Liquidation Basis of Accounting
As of September 15, 2020, the Company’s investments in unconsolidated entities were adjusted to their estimated net realizable value, or liquidation value, to reflect the Company's change to the liquidation basis of accounting. The liquidation value represents the estimated amount of cash that the Company expects to collect through the disposal of the investments in unconsolidated entities, as it carries out the Plan of Liquidation. As of June 30, 2021 and December 31, 2020, the Company estimated the liquidation value of its investments in unconsolidated entities based on internal valuation methodologies using a combination of the direct capitalization approach, sales comparison approach and discounted cash flow analyses and relied primarily on the sales comparison approach for the estimated liquidation value for each of the two student housing properties. The liquidation values of the Company’s investments in unconsolidated entities are presented on an undiscounted basis and are no longer increased or decreased by the gain or loss from equity method investment in unconsolidated entities. Estimated costs to dispose of investments in unconsolidated entities are carried at their contractual amounts due or estimated settlement amounts and are presented separately from the related assets in the Company's statement of net assets. Subsequent to September 15, 2020, all changes in the estimated liquidation value of the investments in unconsolidated entities are reflected as a change to the net assets in liquidation and are presented in the Company's statement of changes in net assets.
Going Concern Basis of Accounting
The Company accounted for investments that did not have a readily determinable fair value and over which the Company did not have the ability to exercise significant influence and had virtually no influence over operating and financial policies using the cost method of accounting. Under the cost method of accounting, distributions from the investments were recognized as distribution income when received to the extent they represented net accumulated earnings of the investee since the initial recognition of the investment. Distributions received in excess of net accumulated earnings were recognized as a reduction in the carrying amount of the investment as such distributions represent a return of investment. Cost method investments were evaluated on at least a semi-annual basis to determine whether there were declines in fair value of the cost method investment which were determined to be other-than-temporary. Other-than-temporary declines in fair value were recognized as impairment charges through earnings.
The Company accounted for investments in entities over which it had the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments were reviewed periodically for impairment whenever events or circumstances indicated that the carrying amount of the investment might not be recoverable. If an equity method investment was determined to be other-than-temporarily impaired, the investment was reduced to fair value and an impairment charge was recorded through earnings.
The COVID-19 pandemic and government mandated closures of colleges and universities resulted in a significant impairment of the value of the Company's investments in entities involved in student housing for the six months ended June 30, 2020. The accompanying unaudited condensed consolidated statement of operations reflects impairment charge related to the COVID-19 pandemic. This loss of value was also recognized in the Company’s estimated NAV per share of $0.32 (unaudited) which was reported on May 22, 2020. The Company recorded an aggregate impairment charge of $905,911 for the investments in Stadium View and ACA Illinois for the six months ended June 30, 2020 (see Note 7 for detailed discussion).

Impairment of Intangible Asset
Going Concern Basis of Accounting
Due to the impacts of the COVID-19 pandemic, the Company evaluated its intangible asset for impairment, and determined and recorded a full impairment charge for the intangible asset's unamortized balance of $165,148 as of June 30, 2020 since the Company would no longer be offering its shares of common stock for sale to investors. The accompanying unaudited condensed statement of operations for the six months ended June 30, 2020 reflects the impairment charge related to the COVID-19 pandemic.
Deferred Financing Costs
Liquidation Basis of Accounting
In accordance with the liquidation basis of accounting, as of September 15, 2020, all unamortized deferred financing costs were written-off.
Going Concern Basis of Accounting
Prior to the adoption of the liquidation basis of accounting, deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing and were presented in the consolidated balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs were amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs were generally expensed when the associated debt was refinanced or repaid before maturity unless specific rules were met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that did not close were expensed in the period in which it was determined that the financing would not close. Unamortized deferred financing costs related to the mortgage note payable and revolving credit facility were presented as a reduction to the outstanding debt and any unamortized deferred financing costs related to revolving credit facility was reclassified as an asset in periods where there was no outstanding borrowings under the facility.
Accrued Liquidation Costs
In accordance with the liquidation basis of accounting, the Company accrues for certain estimated liquidation costs to the extent it has a reasonable basis for estimation. These primarily consist of legal fees, dissolution costs, final audit and tax costs, insurance and distribution processing costs.
Distributions
The Company elected to be treated as a REIT beginning with the taxable year ended December 31, 2018. In order to qualify as a REIT for federal income tax purposes, the Company must distribute at least 90% of its taxable income (excluding capital gains) to its stockholders and meet certain other requirements. However, the Company has had no taxable income since its inception and does not expect to have taxable income in future periods. On May 22, 2020, the Company announced that distributions to holders of its shares have been suspended indefinitely due to the impacts of the COVID-19 pandemic. Distributions were authorized at the discretion of the Board, which was directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.
Distribution Reinvestment Plan
The Company adopted a DRP through which common stockholders could elect to reinvest any amount up to the total distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the DRP acquired common stock at a price per share equal to the price to acquire a share of common stock in the Offering. The initial price per share in the Offering was $5.00 per share.
On March 30, 2020, the Company announced the suspension of the DRP until such time, if any, that the Board determined its reinstatement after completion of a valuation of the Company’s real estate properties and investments by an independent valuation expert and the Company's announcement of its estimated NAV per share.

On May 22, 2020, the Company announced its new estimated NAV per share of $0.32 (unaudited) and the Board determined that, along with the indefinite suspension of distributions, there would be no reinstatement of the DRP, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.
Redeemable Common Stock
The Company adopted a SRP that enabled stockholders to sell their stock to the Company in limited circumstances. The share repurchase price at any given time was equal to the offering price per share less an administrative charge of 3% of the share repurchase price proceeds if the shares were owned for less than one year, 2% if the shares were owned less than two years but greater than one year, and 1% if the shares were owned for less than three years but greater than two years. There was no administrative charge for shares held for at least three years.
Stockholders who wished to have their shares repurchased through the SRP had to notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The SRP provided that share repurchases could be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales. The Board was authorized to amend, suspend or terminate the SRP upon 10 days’ notice to stockholders.
On March 30, 2020, the Company announced the suspension of the SRP until such time, if any, that the Board determined to reinstate the SRP after completion of a valuation of the Company’s real estate properties and investments by an independent valuation expert and the Company's announcement of its estimated NAV per share.
On May 22, 2020, the Company announced its new estimated NAV per share of $0.32 (unaudited), and the Board determined that, along with the indefinite suspension of the Follow-on Offering, there would be no reinstatement of the SRP, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.
Related Party Transactions
The Company recorded all related party fees as incurred, subject to certain limitations described in the Company’s Advisory Agreement (see Note 9).
Note 4. Liabilities for Estimated Costs in Excess of Estimated Receipts During Liquidation
Under the liquidation basis of accounting, the Company is required to estimate net cash flows from operations and to accrue all costs associated with implementing and completing the Plan of Liquidation. As of June 30, 2021 and December 31, 2020, the Company estimated that it will incur costs in excess of estimated receipts during the liquidation process. These amounts can vary significantly due to, among other things, the timing of property sales, direct costs incurred to complete the sales, the timing and amounts associated with discharging known and contingent liabilities and the costs associated with the winding down of operations. These costs are estimated and are anticipated to be paid out over the Company's expected liquidation period of up to 18 months beginning September 15, 2020.
Upon transition to the liquidation basis of accounting on September 15, 2020, the Company accrued a net liability for estimated costs in excess of estimated receipts during liquidation as detailed below:

As of
September 15, 2020
Rental income	$729,218
Distributions from unconsolidated entities	55,991
General and administrative expenses	(263,363)
Interest expense	(560,908)
Property expense	(58,553)
Liabilities for estimated costs in excess of estimated receipts during liquidation	$(97,615)

The changes in the liabilities for estimated costs in excess of estimated receipts for the six months ended June 30, 2021 and for the period from September 15, 2020 to December 31, 2020 are as follows:

	December 31, 2020	Cash (Receipts) Payments	Remeasurement of Assets and Liabilities	June 30, 2021
Assets:
Estimated net inflows from real estate investments	$560,080	$(380,026)	$59,687	$239,741
	560,080	(380,026)	59,687	239,741
Liabilities:
Corporate expenditures	(631,098)	414,753	(45,202)	(261,547)
	(631,098)	414,753	(45,202)	(261,547)
Net liabilities for estimated costs in excess of estimated receipts during liquidation	$(71,018)	$34,727	$14,485	$(21,806)

	September 15, 2020	Cash (Receipts) Payments	Remeasurement of Assets and Liabilities	December 31, 2020
Assets:
Estimated net inflows from real estate investments	$785,209	$(225,129)	$—	$560,080
	785,209	(225,129)	—	560,080
Liabilities:
Corporate expenditures	(882,824)	251,726	—	(631,098)
	(882,824)	251,726	—	(631,098)
Net liabilities for estimated costs in excess of estimated receipts during liquidation	$(97,615)	$26,597	$—	$(71,018)
Note 5. Net Assets in Liquidation
Net assets in liquidation increased by $585,099 for the six months June 30, 2021 as follows:

Changes in Net Assets in Liquidation (1)	Amount
Change in liquidation value of real estate properties	$573,459
Change in estimated cash flow during liquidation	23,796
Other changes, net	(12,156)
Changes in net assets in liquidation	$585,099
(1)    The Company's Board did not authorize any liquidating distributions to stockholders for the six months June 30, 2021.
The net assets in liquidation as of June 30, 2021 of $1,874,886 would result in the payment of an estimated liquidating distribution of approximately $0.74 per share of common stock to the Company’s stockholders of record as of June 30, 2021 based on 2,519,265 outstanding shares of common stock. This estimate of liquidating distributions includes projections of costs and expenses to be incurred during the estimated period required to complete the Plan of Liquidation. There are inherent uncertainties with these estimates and projections, and they could change materially based on the timing of the sales of the Company’s remaining real estate properties and investments, the performance of the Company’s remaining assets and any changes in the underlying assumptions of the projected cash flows from such properties (see Note 2 for additional details on the Plan of Liquidation). On September 23, 2021, the Company’s subsidiary that owns the 24 Hour Fitness property entered into a second amendment of the mortgage loan on the property which extended the maturity date from September 30, 2021 to November 30, 2021. If the current prospective buyer does not proceed towards closing following the end of the financing contingency period, the Company's subsidiary will be in default if it does not negotiate and execute a new PSA with MODIV by October 15, 2021 and the mortgage lender could seek to foreclose on the property (see Note 11). In the event of a foreclosure, the estimated liquidating distributions would be materially reduced.

Note 6. Real Estate Investments
As of June 30, 2021 and December 31, 2020, the Company's real estate investments were recorded at their estimated liquidation value, as a result of adopting the liquidation basis of accounting on September 15, 2020. The estimated liquidation value represents the estimated gross amount of cash that the Company expects to collect through the sale of its operating properties owned as of June 30, 2021 and December 31, 2020, as the Company carries out its Plan of Liquidation.
The following table provides summary information regarding the Company’s real estate investment portfolio as of June 30, 2021 and December 31, 2020:

					Estimated Liquidation Value (1)
Property	Location	Acquisition Date	Property Type	Area in Square Feet	June 30, 2021	December 31, 2020
24 Hour Fitness	Fort Worth, TX	6-11-2019	Retail	36,000	$8,220,565	$7,647,106
Starbucks (2)	Manhattan, KS	9-27-2019	Retail	2,100	—	1,987,000
				38,100	$8,220,565	$9,634,106
(1)    The Company’s liquidation value of real estate is exclusive of net operating income to be earned, projected capital expenditures to be incurred over the expected hold period through sale and disposition costs.
(2)    The Starbucks property was sold on April 20, 2021 as discussed below.
The estimated closing costs and commissions to sell the above properties aggregated $295,514 and $357,517 as of June 30, 2021 and December 31, 2020, respectively which are reflected in liabilities for estimated closing costs and commissions on the condensed consolidated balance sheets.
Sale of Investment in Real Estate
On April 20, 2021, the Company completed the sale of its retail property in Manhattan, Kansas leased to Starbucks for $1,987,000, which resulted in net cash proceeds of $1,912,841, from which a paydown of the Unsecured Credit Facility, as defined below, was made in the amount of $1,699,861 on the same date and the remaining proceeds are being used to fund operating costs and for payments of liabilities. As a result, the balance outstanding under the Unsecured Credit Facility was reduced to $3,300,000 (see Note 8).
Impairment Charges
During late March 2020, the Company learned that there would be a substantial impact on the commercial real estate market, including retail establishments, due to the COVID-19 pandemic and the requirement of an indefinite and potentially extended period of retail store closures. The Company's 24 Hour Fitness property in Fort Worth, Texas, was closed in mid-March 2020 due to the COVID-19 pandemic, then reopened with a limited schedule and reservation requirement and later began operating with expanded hours and no reservation requirement. 24 Hour Fitness did not pay rent from April 1, 2020 through September 30, 2020. In May 2020, the Company restructured its lease with 24 Hour Fitness to provide rent abatement through September 30, 2020, a substantial decrease in rent thereafter, and an extended lease maturity to March 31, 2032. On June 15, 2020, 24 Hour Fitness filed for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. The changes to the lease were made to increase the likelihood that the lease would not be rejected in the 24 Hour Fitness bankruptcy proceeding and the amended lease was assumed by 24 Hour Fitness when it exited bankruptcy on December 30, 2020. The Company also determined that the COVID-19 pandemic had negatively impacted its Starbucks property. This loss of value for both properties was also recognized in the Company’s estimated NAV per share of $0.32 (unaudited), which was reported on May 22, 2020.
Based on an evaluation of the value of the 24 Hour Fitness and Starbucks properties, the Company determined that impairment charges were required to reflect the reduction in the carrying value of the two properties due to the COVID-19 pandemic. The Company recorded aggregate impairment charges of $5,289,389 for the six months ended June 30, 2020.

The details of the Company's real estate impairment charges for the six months ended June 30, 2020 were as follows:

Property	Location	Six Months Ended June 30, 2020
24 Hour Fitness	Fort Worth, TX	$5,182,276
Starbucks	Manhattan, KS	107,113
Total		$5,289,389
Note 7. Investments in Unconsolidated Entities
The Company's investments in unconsolidated entities were recorded at their estimated liquidation value, as a result of adopting the liquidation basis of accounting on September 15, 2020. The estimated liquidation value represents the estimated gross amount of cash that the Company expects to collect through the sale of its investments in unconsolidated entities owned as the Company carries out its Plan of Liquidation.
The estimated liquidation values of the Company’s investments in unconsolidated entities as of June 30, 2021 and December 31, 2020 were as follows:

	June 30, 2021	December 31, 2020
ACA Stadium View Student Housing DST	$3,000,000	$3,000,000
ACA Illinois Tier 1 Student Housing DST	109,000	109,000
Total	$3,109,000	$3,109,000
The Company’s net losses from investments in unconsolidated entities for the six months ended June 30, 2020 were $922,393. For the six months ended June 30, 2020, the Company's investment in Stadium View was accounted for under the equity method of accounting and the investment in ACA Illinois was accounted for under the cost method of accounting. Both of the Company’s investments in the above student housing properties are in the form of minority investments in affiliates of Arrimus Capital Advisor, LLC, a Delaware limited liability company ("Arrimus"), a related party.
Impairment Charges
The COVID-19 pandemic and government mandated closures of colleges and universities resulted in a significant impairment of the value of the Company's investments in entities involved in student housing during the year ended June 30, 2020. This loss of value was also recognized in the Company’s estimated NAV per share of $0.32 (unaudited) which was reported on May 22, 2020. The Company recorded a total impairment charge of $905,911 for the investments in Stadium View and ACA Illinois for the period from January 1, 2020 to September 14, 2020.
The details of the Company's real estate impairment charges for the six months ended June 30, 2020 were as follows:

Property	Location	Six Months Ended June 30, 2020
Stadium View	Ames, IA	$886,701
ACA Illinois	Champaign, IL	19,210
Total		$905,911
Equity Method Investment
Stadium View
On April 23, 2018, the Company acquired its first student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests in Stadium View, a Delaware statutory trust formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company. The purchase price for the interests was $5,500,000, which constitutes an approximate 31.6% ownership interest in Stadium View.

The following is unaudited, summarized financial information for Stadium View for the six months ended June 30, 2020:

Six Months Ended June 30, 2020
Total revenue	$1,099,532
Operating expenses:
Depreciation and amortization	1,002,970
Interest expense	521,051
Impairment of real estate investments	2,162,037
Other expense	357,360
Total expenses	4,043,418
Net loss	$(2,943,886)
Sale of Certain Investments in Unconsolidated Entities
On August 11, 2020, the Company completed the sale of its 1.0% interest in AC Villas and 0.5% interest in AC Prado to the Wirta Family Trust, for their carrying values of $135,960 and $77,250, respectively, resulting in no gain or loss to the Company. Mr. Wirta is the chairman of the Company's Board and a Trustee of the Wirta Family Trust. The conflicts committee of the Board approved the transactions in advance.
While the Company is negotiating a potential sale of its 1% interest in ACA Illinois with a prospective buyer, no assurances can be made regarding the completion of such a sale.
Note 8. Debt
Mortgage Note Payable
The details of the Company’s mortgage note payable as of June 30, 2021 and December 31, 2020 (liquidation basis for both balance sheet dates) are as follows:

	Book Value as of		Contractual Interest Rate (1)	Effective Interest Rate (1)
Collateral	June 30, 2021	December 31, 2020			Loan Maturity (2)
24 Hour Fitness property	$5,840,215	$6,016,442	4.95%	4.95%	11-30-2021
(1)Contractual interest rate represents the interest rate in effect under the mortgage note payable as of June 30, 2021. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2021.
(2)The Forbearance Agreement, as defined below, dated September 2, 2020 accelerated the maturity date of the mortgage note from June 11, 2024 to September 30, 2021. On September 23, 2021, the Company's subsidiary that owns the 24 Hour Fitness property entered into a second amendment of the mortgage loan on the property to extend the maturity date from September 30, 2021 to November 30, 2021. If the current prospective buyer does not proceed towards closing following the end of the financing contingency period on September 27, 2021, the Company's subsidiary will be in default if it does not negotiate and execute a new PSA with MODIV by October 15, 2021 and the mortgage lender could seek to foreclose on the property (see Note 11). In the event of a foreclosure, the estimated liquidating distributions would be materially reduced.

On September 2, 2020, the Company and its subsidiary entered into a forbearance agreement with NexBank, the mortgage lender for the property, with respect to the event of default that arose under the existing Amended and Restated Loan Agreement dated October 18, 2019 (the "Loan Agreement") between the Company, its subsidiary and NexBank, as amended, due to 24 Hour Fitness’s bankruptcy filing in June 2020, along with related defaults for material adverse changes and the Company’s net worth covenant under the Loan Agreement (the "Forbearance Agreement"). Under the terms of the Forbearance Agreement, NexBank agreed to extend the previous three-month deferral of mortgage payments to include the months of August and September 2020, and to forbear from exercising its default remedies under the Loan Agreement provided that 24 Hour Fitness did not reject its current lease on the property in 24 Hour Fitness’s bankruptcy proceedings and made the rent payment due on October 1, 2020. The rent payment for October 1, 2020 was received and on December 30, 2020, 24 Hour Fitness exited bankruptcy and assumed the lease on the property. The Forbearance Agreement also accelerated the maturity date under the Loan Agreement from June 11, 2024 to September 30, 2021, which has been extended to November 30, 2021 as described above, and NexBank is collecting 100% of all rents paid by 24 Hour Fitness and applying the proceeds against the amount owed under the Loan Agreement. Through the date of this report all rents have been collected when due.
Unsecured Credit Facility
The details of the Company's outstanding borrowing as of June 30, 2021 and December 31, 2020 (liquidation basis for both balance sheet dates) under its unsecured credit facility follow:

	Book Value as of
	June 30, 2021	December 31, 2020
Unsecured credit facility	$3,300,000	$4,999,861
The Company has a Business Loan Agreement and Promissory Note (the "Unsecured Credit Facility") with Pacific Mercantile Bank ("Lender"). The Unsecured Credit Facility was a revolving unsecured line of credit for a maximum principal amount of $5,000,000 maturing on September 11, 2019. On September 9, 2019, the Company received an extension of the Unsecured Credit Facility through October 15, 2020. On August 27, 2020, pursuant to a Fourth Amendment to Loan Agreement (the "Fourth Amendment"), the Company amended the Unsecured Credit Facility with the Lender to extend the maturity date from October 15, 2020 to October 15, 2021.
Under the Fourth Amendment, the parties acknowledged that there were events of default due to material adverse changes in the Company's financial condition that have occurred and the Lender agreed to forbear from exercising its remedies with respect to events of default that existed under the Unsecured Credit Facility as of August 27, 2020 until October 16, 2021, provided there are no future defaults. In addition, the Lender has no obligation to make additional loans under the Unsecured Credit Facility. The Company paid a $10,000 loan extension fee to Lender in connection with the Fourth Amendment. Under the terms of the August 27, 2020 amendment, the Unsecured Credit Facility is secured by continuing guaranties executed by Mr. Wirta, Chairman of the Board, and a trust belonging to Mr. Wirta.
On September 13, 2021, pursuant to a Fifth Amendment to Loan Agreement, the Company amended the Unsecured Credit Facility to extend the maturity date from October 15, 2021 to December 15, 2021 (see Note 11).
Under the terms of the Unsecured Credit Facility, the Company pays a variable rate of interest on outstanding amounts equal to one percentage point over an independent index published in The Wall Street Journal Prime Rate. The annual interest rate was 5.50% as of both June 30, 2021 and December 31, 2020.
On April 20, 2021, $1,699,861 of the outstanding Unsecured Credit Facility was paid from the proceeds from the sale of the Starbucks property sold on that date, which reduced the balance outstanding to $3,300,000.

Interest Expense
The following is a reconciliation of the components of interest expense for the six months ended June 30, 2020:

Six Months Ended June 30, 2020
Mortgage note payable:
Interest expense	$153,352
Amortization of deferred financing costs	15,889
Unsecured credit facility:
Interest expense	133,694
Amortization of deferred financing costs	11,932
Total interest expense	$314,867
Note 9. Related Party Transactions
The Company pays the independent members of its Board for services rendered in cash and/or shares in the Company. The total amount incurred for the six months ended June 30, 2020 was $68,125, including 4,000 shares issued at $5.00 per share for the first quarter on April 1, 2020 and 82,031 shares issued at $0.32 per share (unaudited) subsequent to June 30, 2020 and $21,875 paid in cash including $12,500 paid in July 2020. Effective in July 2020, the independent directors agreed to reduce their compensation to $2,500 per quarter given the impact of the COVID-19 pandemic on the Company, representing a 73% reduction in their fees. The total amount incurred and paid in cash during the six months ended June 30, 2021 was $15,000.
During the six months ended June 30, 2020, no business transactions occurred between the Company and MODIV or its affiliates, other than described below.
Investments in Unconsolidated Entities and Sale of Certain Investments in Unconsolidated Entities
The Company's investments in Arrimus controlled and/or managed entities are discussed in Note 7. Arrimus is a related party to Mr. Wirta with respect to the following investments: AC Villas, AC Prado, Stadium View and ACA Illinois.
For each investment, the acquisition was approved by the Board, including the independent directors of the Company who serve as the conflicts committee of the Board, with Mr. Wirta recusing himself from voting.
On August 11, 2020, the Company completed the sale of its 1.0% interest in AC Villas (acquired in January 2019) and
0.5% interest in AC Prado (acquired in September 2018) to the Wirta Family Trust, and received total cash proceeds of $213,210 which reflected their carrying values of $135,960 and $77,250, respectively, resulting in no gain or loss to the Company. The conflicts committee of the Board approved the transactions in advance.
Advisory Agreements
On January 31, 2020, the Company entered into the Advisory Agreement with Modiv Advisors, LLC, an indirect wholly-owned subsidiary of MODIV, effective as of February 3, 2020, pursuant to which substantially all of the Company's administrative functions and operations are performed by the Advisor. Consequently, effective February 3, 2020, the Company discontinued its interim period of internal self-management that commenced on October 28, 2019, as discussed below. Certain of the Company's directors and executive officers are also directors, managers and executive officers of the Company's Advisor and its affiliates.
The Company's Advisor is subject to the supervision of the Board and provides only services that are delegated to it. The conflicts committee of the Board is responsible for reviewing the performance of the Company's Advisor and determining that the compensation to be paid to it is reasonable in relation to the nature and quality of services performed and that the Company's investment objectives are being carried out. On May 6, 2020, MODIV and the Advisor agreed to discontinue charging the Company asset management fees, and waived the $311,203 accumulated accrued balance of asset management fees as of June 30, 2020, including $242,300 incurred in prior years, given the significant decline in the Company's financial condition that resulted from the COVID-19 pandemic. The Advisory Agreement provides for a termination notice period of 90 days.

The Company was externally managed by Brix Student Housing Operator, LLC, its former advisor, which was wholly-owned by BrixInvest, LLC, the former sponsor and the former sponsor of MODIV, from the Company's inception through October 28, 2019 pursuant to the former advisory agreement. On September 19, 2019, the Company's former sponsor announced that it had entered into a contribution agreement with MODIV whereby it would contribute substantially all of its assets, including the Company's former advisor and the former advisory agreement, to MODIV Operating Partnership, LP, MODIV's operating partnership ("MODIV OP"), in exchange for units of limited partnership interest in MODIV OP. The Company's former advisor managed the Company's portfolio of core real estate properties and real estate related assets and also provided asset management and other administrative services on its behalf until October 28, 2019.
Effective October 28, 2019, the Company's former advisor and the Company’s former sponsor mutually agreed to terminate the former advisory agreement they entered into in November 2017 and the Company became temporarily self-managed. The Company subsequently entered into the Advisory Agreement with Modiv Advisors, LLC.
Under the terms of the former advisory agreement, the former advisor was entitled to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as reimbursement of organization and offering costs incurred by the former advisor or former sponsor on behalf of the Company, such as expenses related to the Offering, and certain costs incurred by the former advisor or former sponsor in providing services to the Company. In addition, the former advisor was entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the former advisory agreement.
The costs incurred by the Company pursuant to the Advisory Agreement for the six months ended June 30, 2020 are summarized in the table below.

Costs Incurred
Expensed:
Fees to affiliate (1)	$68,903
Fees waived by affiliate (2)	(311,203)
Directors and officers’ insurance reimbursements	6,033
(1)    Included in fees to affiliates in the accompanying unaudited condensed consolidated statement of operations. The asset management fees of $68,903 for the six months ended June 30, 2020 was net of $22,968 in asset management fees waived to support the monthly distributions during the start-up of operations.
(2)    On May 6, 2020, MODIV and the Advisor agreed to discontinue charging asset management fees, and waived the accrued balance for asset management fees aggregating $311,203, given the significant decline in the Company's financial condition that resulted from the COVID-19 pandemic.
The following summarizes all compensation and fees that the Company paid the former advisor, former sponsor and their affiliates and the Advisor and its affiliates.
Organization and Offering Costs
The Company was obligated to reimburse the former advisor or its affiliates for organizational and offering expenses (as defined in the former advisory agreement) paid for by the former advisor on behalf of the Company. The former advisor managed and supervised all services related to the Offering. The Company reimbursed the former advisor for organizational and offering expenses up to 3.0% of gross offering proceeds. The former advisor and affiliates were responsible for any organizational and offering expenses to the extent they exceeded 3.0% of gross offering proceeds. For the period from February 3, 2020, the effective date of the Advisory Agreement, to June 30, 2020, the Advisor did not incur any organizational and offering expenses on behalf of the Company. The organizational and offering expenses of $94,614 for the six months ended June 30, 2020 were all paid by the Company.
Investor Relations Payroll Expense Reimbursement from Former Advisor / Former Sponsor
Prior to February 3, 2020, the Company employed investor relations personnel to answer inquiries from potential investors regarding the Company and/or its Offerings. The payroll expense associated with the investor relations personnel was reimbursed by the former sponsor through October 28, 2019. The former sponsor considered these payroll costs to be offering expenses. There were no payroll expense reimbursements from the Advisor for the six months ended June 30, 2020.

Acquisition Fees
The Company agreed to pay the former advisor acquisition fees in the amount equal to 3.0% of the costs of each investment. The total of all acquisition fees and acquisition expenses were required to be reasonable and could not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the conflicts committee) not otherwise interested in the transaction could approve fees in excess of these limits if they determined the transaction to be commercially competitive, fair and reasonable to the Company. There were no acquisition fees incurred for the six months ended June 30, 2020.
Asset Management Fees
In the respective advisory agreements, the Company agreed to pay the Advisor and the former advisor, and their respective affiliates, asset management fees in the amount equal to 0.1% of the total investment value of the assets monthly. For purposes of this fee, "total investment value" means, for any period, the total of the aggregate book value of all of the Company’s assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items. During the Company’s offering stage, the Advisor and the former advisor could elect, in their sole discretion, to defer all or any portion of their monthly asset management fee to support distributions.
On May 6, 2020, MODIV and the Advisor agreed to discontinue charging asset management fees, and waived the accrued balance for asset management fees aggregating $311,203 given the significant decline in the Company’s financial condition that resulted from the COVID-19 pandemic. The total amount of asset management fees incurred for the six months ended June 30, 2020 was $68,903, $22,968 of which was waived to support the monthly distributions during the start-up of operations.
Financing Coordination Fees
Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor provided a significant amount of the services in connection with the financing or refinancing of any debt that the Company obtained relative to a property, the Company agreed to pay the Advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing. No financing fees were ever charged to the Company through May 6, 2020, when MODIV and the Advisor agreed to discontinue charging any financing coordination fees.
Disposition Fee
For significant assistance in connection with the sale of a property, the Company agreed to pay the Advisor or its affiliates an amount equal to 3.0% of the contract sales price of each property sold; provided, however, that if in connection with such disposition, commissions were paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties could not exceed 6.0% of the contract sales price. No disposition fees were ever charged to the Company through May 6, 2020 when MODIV and the Advisor agreed to discontinue charging any disposition fees.
Liquidation Fees
The Company agreed to pay the Advisor a liquidation fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30% of the increase in the resultant value per share compared to the Highest Prior NAV (as defined in the Advisory Agreement) per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return (as defined in the Advisory Agreement), pro-rated for the year in which the liquidation event occurred. No liquidation fees were ever charged to the Company through May 6, 2020 when MODIV and the Advisor agreed to discontinue charging any liquidation fees.

Operating Expenses
Unless the Company’s conflicts committee and directors made a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, the Company was not obligated to reimburse the Advisor and its affiliates for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeded the greater of: (i) 2% of average invested assets or (ii) 25% of net income other than any additions to depreciation, bad debt or other similar noncash items and excluding any gain from the sale of assets for that period. Operating expenses exceeded these limits as of all periods through May 6, 2020 when MODIV and the Advisor agreed to discontinue charging any expense reimbursements. No requests were made to justify the excess expenses and the Company made no reimbursements.
Subordinated Participation Fees
The Company paid no subordinated participation fees to the former advisor or its affiliate, since the former advisor did not earn any subordinated participation fees. The subordinated participation fee was only earned if the Preferred Return, as defined in the former advisory agreement, was achieved. The current Advisory Agreement does not include a provision for subordinated participation fees.
Note 10. Commitments and Contingencies
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.
Economic Dependency
The Company depends on the Advisor for certain services that are essential to the Company, including the disposition of its real estate properties and investments under the Plan of Liquidation; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, the Company will be required to obtain such services from other sources.
Legal and Regulatory Matters
From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
The Company has no collateral or other security from tenants. Since concentration of rental revenue from certain tenants exists, the reduction in ability of those tenants to make their payments has had an adverse effect on the Company.
Note 11. Subsequent Events
The Company evaluates subsequent events up until the date the financial statements are issued.
On September 13, 2021, the Company amended the Unsecured Credit Facility to extend the maturity date from October 15, 2021 to December 15, 2021. The Company paid a $1,000 loan extension fee to the Lender in connection with such amendment.
On September 23, 2021, the Company's subsidiary that owns the 24 Hour Fitness property entered into a second amendment of the mortgage loan on the property to extend the maturity date from September 30, 2021 to November 30, 2021. If the current prospective buyer does not proceed towards closing following the end of the financing contingency period, the Company's subsidiary will be in default if it does not negotiate and execute a new PSA with MODIV by October 15, 2021 and the mortgage lender could seek to foreclose on the property. In the event of a foreclosure, the estimated liquidating distributions would be materially reduced.

Item 4. Exhibits
INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)
2.2*	Articles of Amendment (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A/A, filed on March 22, 2018)
2.3*	Articles of Amendment (incorporated by reference to Exhibit 2.3A to the Company’s Offering Statement on Form 1-A/A, filed on December 14, 2018)
2.4*	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)
3*	Distribution Reinvestment Plan (incorporated by reference to a copy thereof filed as Appendix B to the Company’s Offering Circular pursuant to Rule 253(g)(2) on December 24, 2019)
4*	Form of Investment Form and Subscription Agreement (incorporated by reference to a copy thereof filed as Appendix A to the Company’s Offering Circular pursuant to Rule 253(g)(2) on December 24, 2019)
6.1*	Conflicts Committee Charter (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)
6.2*	Purchase Agreement dated April 16, 2019 between Modiv Operating Partnership, LP (f/k/a RW Holdings NNN REIT Operating Partnership, LP or Rich Uncles NNN Operating Partnership, LP) and Agree Fort Worth TX LLC (incorporated by reference to Exhibit 6.3 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)
6.3*	Assignment and Assumption of Purchase Agreement for Improved Property (24 Hour Fitness, 6500 Old Denton Road, Fort Worth, TX) dated May 13, 2019 between Modiv Operating Partnership, LP (f/k/a RW Holdings NNN REIT Operating Partnership, LP or Rich Uncles NNN Operating Partnership, LP) and the Company (incorporated by reference to Exhibit 6.4 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)
6.4*	24 Hour Fitness Lease dated March 29, 2006 between Fort Worth Fitness, L.P. and 24 Hour Fitness USA, Inc. (incorporated by reference to Exhibit 6.5 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)
6.5*	Purchase and Sale Agreement by and between 2700 Anderson, LLC and the Company dated August 20, 2019 (incorporated by reference to Exhibit 6.5 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)
6.6*	Loan Agreement dated April 30, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.6 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)
6.7*	First Amendment to Loan Agreement dated June 11, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.7 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)
6.8*	Second Amendment to Loan Agreement dated September 9, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.8 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)
6.9*	Third Amendment to Loan Agreement dated December 19, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.10 to the Company’s Post-Qualification Offering Circular Amendment No. 5 on Form 1-A filed on December 20, 2019)
6.10*	Fourth Amendment to Loan Agreement dated August 27, 2020 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 15.1 to the Company’s Current Report on Form 1-U filed on September 2, 2020)
6.11**	Fifth Amendment to Loan Agreement dated September 13, 2021 between Pacific Mercantile Bank and the Company
6.12*	Termination of Advisory Agreement dated as of October 28, 2019, by and among the Company, Brix Student Housing Operator, LLC and BrixInvest, LLC (incorporated by reference to Exhibit 6.9 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)
6.13*	Advisory Agreement between the Company and Modiv Advisors, LLC, dated as of January 31, 2020 and effective as of February 3, 2020 (incorporated by reference to Exhibit 6.11 to the Company’s Post-Qualification Offering Circular Amendment No. 6 on Form 1-A filed on February 5, 2020)

6.14*	Dealer Manager Agreement by and between the Company and North Capital Private Securities Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Post-Qualification Offering Circular Amendment No. 7 on Form 1-A filed on June 1, 2020)
6.15*	Lease Amendment dated May 19, 2020 between the Company and 24 Hour Fitness USA, Inc. (incorporated by reference to Exhibit 6.14 to the Company’s Semiannual Report on Form 1-SA filed on September 24, 2020)
6.16*	Forbearance Agreement dated September 2, 2020 by and among RU Old Denton Road Fort Worth TX, LLC, the Company and NexBank (incorporated by reference to Exhibit 15.2 to the Company’s Current Report on Form 1-U filed on September 2, 2020)
6.17**	Second Loan Modification Agreement dated September 23, 2021 by and among RU Old Denton Road Fort Worth TX, LLC, the Company and NexBank
7*	Plan of Complete Liquidation and Dissolution (incorporated by reference to Exhibit 7 to the Company’s Current Report on Form 1-U filed on August 10, 2020)
9*	Letter from Squar Milner LLP dated December 4, 2020 (incorporated by reference to Exhibit 9.1 to the Company's Current Report on Form 1-U filed on December 4, 2020)
15*	Offering Circular (incorporated by reference to a copy thereof filed with the Company's Post-Qualification Amendment No. 5 to Form 1-A filed on December 20, 2019)
*    Previously filed.
**    Filed herewith.

Signatures
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, Inc.

By:	/s/ WILLIAM R. BROMS
William R. Broms
Chief Executive Officer
September 24, 2021
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ WILLIAM R. BROMS	Chief Executive Officer	September 24, 2021
William R. Broms	(principal executive officer)

/s/ RAYMOND J. PACINI	Chief Financial Officer	September 24, 2021
Raymond J. Pacini	(principal financial officer)

/s/ SANDRA G. SCIUTTO	Chief Accounting Officer	September 24, 2021
Sandra G. Sciutto	(principal accounting officer)